

02030994



REC'D S.E.C.
APR 16 2002

2001 Annual Report



Investing in the communities we serve.



APR 1 8 2002
THOMSON
FINANCIAL



HCA strives to deliver quality health care in the communities we serve.

HCA Inc. is one of the leading health care services companies in the United States. As of December 31, 2001, the Company operated 184 hospitals, comprised of 172 general, acute care hospitals, six psychiatric hospitals, and six hospitals included in joint ventures. In addition, the Company operated 79 freestanding surgery centers. The Company's facilities are located in 23 states, England and Switzerland.


HCA

Aventura, FL

Brownsville, TX

Chattanooga, TN

Denton, TX

Denver, CO

Gulfport, MS

Lake City, FL

Las Vegas, NV

McKinney, TX

Nashville, TN

Ocala, FL

Smyrna, TN

Tallahassee, FL

HCA's Skyline Medical Center,

[illegible]

Brownsville, TX

[illegible]

Dallas, TX

Denver, CO

Gulfport, MS

[illegible]

[illegible] Vegas, NV

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

HCA's Skyline Medical Center,




3441
SKYLINE MEDICAL CENTER



HCA Financial Highlights

Years Ended December 31	2001	2000
(Dollars in millions, except per share amounts)		
Results of Operations		
Revenues	$ 17,953	$ 16,670
EBITDA (a)	$ 3,421	$ 3,177
Income, excluding settlement with the Federal government, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs and extraordinary charge (b)	$ 1,043	$ 913
Net income	$ 886	$ 219
Diluted earnings per share:		
Income, excluding settlement with the Federal government, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs and extraordinary charge (b)	$ 1.94	$ 1.61
Net income	$ 1.65	$ 0.39
Shares used in computing diluted earnings per share (in thousands)	538,177	567,685
Financial Position		
Assets	$ 17,730	$ 17,568
Working capital	957	312
Long-term debt, including amounts due within one year	7,360	6,752
Minority interests in equity of consolidated entities	563	572
Stockholders' equity	4,762	4,405
Ratio of debt to debt plus common, temporary and minority equity	56.2%	54.0%
Other Data (c)		
Number of hospitals at end of period	178	187
Licensed beds at end of period	40,112	41,009
Admissions	1,564,100	1,553,500
Outpatient revenues as a percentage of total patient revenues	37.1%	37.4%

(a) Earnings, excluding settlement with Federal government, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs, extraordinary charge, minority interests, interest expense, income taxes, depreciation and amortization.

(b) During 2001 and 2000, respectively, the Company recorded net charges of $157 million (net of tax benefits) and $694 million (net of tax benefits), related to settlement with Federal government, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs and extraordinary charge.

(c) Excludes data for 6 hospitals at December 31, 2001 and 9 hospitals at December 31, 2000, which are accounted for using the equity method. HCA is generally a 50% owner in the entities, which own and operate these hospitals.

The terms "HCA" or the "Company" as used in this Annual Report refer to HCA Inc., unless otherwise stated or indicated by context. The term "facilities" refers to entities owned or operated by subsidiaries or affiliates of HCA. References herein to "HCA employees" or to "our employees" refer to employees of affiliates of HCA.

HCA Mission and Values Statement

Above all else, we are committed to the care and improvement of human life. In recognition of this commitment, we strive to deliver high quality, cost effective healthcare in the communities we serve. In pursuit of our mission, we believe the following value statements are essential and timeless. 1. We recognize and affirm the unique and intrinsic worth of each individual. 2. We treat all those we serve with compassion and kindness. 3. We act with absolute honesty, integrity and fairness in the way we conduct our business and the way we live our lives. 4. We trust our colleagues as valuable members of our healthcare team and pledge to treat one another with loyalty, respect, and dignity.

HCA hospitals are located in the path of population growth



Projected population growth for 2000-2005
Denver +9%
Las Vegas +22%
Nashville +8%
Atlanta +13%
Myrtle Beach +14%
Riverside +9%
Austin +18%
Dallas +12%
San Antonio +9%
Ocala +13%
El Paso +9%
West Palm Beach +11%
Houston +10%
Ft. Myers +11%
McAllen +16%
Brownsville +13%
Ft. Lauderdale +8%
Compared to the national average of 4.5%

Source: 2000 Claritas

HCA capital expenditures - increasing to meet demand



Dollars in billions
Routine Capital
Project Capital
Infrastructure
Total
$1.8
$1.6
$1.4
$1.2
$1.0
$0.8
$0.6
$0.4
$0.2
$0.0
$1.2
$1.4
$1.6
2000
2001
2002(e)
2003(e)

(e) - estimated expenditures




Tallahass

Location: Tallahassee, Florida (replacement hospital)

Bed Count: 180

Projected Opening: 2nd Quarter 2003

Dear Fellow Shareholders,

This past year proved to be a positive one for HCA in many respects. The Company's success is built on two fundamental assets – great people and great facilities. The professionalism of our employees, along with their dedication to our Mission and Values, make our Company's achievements possible. HCA's commitment to the care and improvement of human life is embodied in the skillful hands of nurses, physicians, and other health care professionals. We are also blessed with outstanding hospitals and surgery centers located in some of the fastest growing communities in the United States. We believe the combined effect of dedicated, skilled professionals with access to the best technology, delivering health care in convenient, pleasant surroundings, makes our hospitals and surgery centers a vital asset to the communities they serve, and contributes to our overall health as an organization.

An important indicator of this vitality is the expression of satisfaction with our hospitals among our physicians. Based upon surveys of affiliated physicians recently completed, physician satisfaction with HCA hospitals continued to improve, reaching its highest level in five years. As 2002 unfolds, we remain focused on making certain our hospitals maintain this level of achievement.

Such focus is particularly important now, as the demand for health care services continues to rise steadily. This phenomenon is being driven by several factors: the inherent population growth in the sunbelt communities, where many of our facilities are located; new technologies, which contribute to the accuracy of diagnoses and the effectiveness of treatment; and the increased utilization of hospitals among an aging population, particularly the "baby boomers." To meet this demand, HCA is investing the capital necessary to keep our facilities modern and equipped with the latest technologies. In 2000, the Company invested $1.2 billion; in 2001, $1.4 billion. In 2002, we plan to invest approximately $1.6 billion, followed in 2003 by $1.8 billion. The majority of the increased capital expenditures is targeted for three primary areas – capacity, access, and infrastructure.

Rapid population growth has led to capacity constraints at many of our hospitals, and we have targeted approximately 60% of our growth-capital dollars to address this issue, adding new beds where needed and expanding or renovating operating rooms, critical care units, women's services, imaging, oncology and open-heart surgery programs.

To ensure convenient, efficient access points to our patient-care services, the Company is investing in its hospital emergency departments. In the past five years, we have committed more than $365 million to these efforts in one-third of our facilities. As the first point of contact for many patients, the emergency department in any hospital is a critical component of its service, as well as a visible indicator of its quality. This investment in our facilities not only reinforces patient access capability, but also serves to reassure patients and their loved ones at a time when they are often most concerned.

Another means by which we ensure adequate access for our patients has been the construction of replacement hospitals. During



Jack O. Bovender, Jr., Chairman and CEO (standing)
Richard M. Bracken, President and COO (seated)

Hospital Use Increase with Age
Rate per 1,000 Population
☐ Days of Care


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2007
Baby
Boomers
43-70
15-24 yrs.
25-34 yrs.
35-44 yrs.
45-54 yrs.
55-64 yrs.
65-74 yrs.
75-84 yrs.
85+ yrs.

the past four years, we have completed seven replacement hospitals and have two more scheduled for completion in the near future: Tallahassee, Florida in 2003, and Aventura, Florida in 2004. New facility construction is also underway, as we take advantage of the booming populations in cities such as Denver and Las Vegas.

As these capital projects are undertaken, our focus on patient care remains paramount. Our patient safety initiative, a concentrated effort to eliminate medication errors, has made great strides. Under the direction of a physician steering committee, we have worked with our information services vendor to develop software our medical staffs will use to enter orders electronically. The first pilot of this project will take place later this year.

In collaboration with our information services vendor, we have developed a wireless system for use by nurses to ensure medication is dispensed properly and safely. The system also checks medications against allergy lists and drug interactions. It is currently in pilot at four of our hospitals.

Our coronary care program is making another contribution to patient safety, as increased use of off-pump open-heart surgery has led to a reduction in mortality and morbidity rates in our facilities.

While these advancements have strengthened our commitment to the populations we serve, our contributions extend beyond the walls of our facilities as well. The embodiment of our mission has always expanded beyond the Company and into the greater community. In the wake of the tragic events of September 11th, HCA was one of the first health care companies to contribute to the September 11th Fund in the amount of $2 million. Since then, HCA has contributed to the national efforts for community-based, disaster readiness by providing support and guidance to our hospitals. Those efforts include the adoption of defined levels of preparedness, and hospital administrative and clinical leadership in community-based readiness. HCA standards in this area have also been adopted by other non-affiliated community hospitals and federal and state agencies for modeling of health care disaster preparedness programs. In addition, the Company is sponsoring two medical teams that would be mobilized by the U.S. Department of Health and Human Services in time of need.

These efforts to enhance preparedness among our workforce come at a time when our industry is facing some of its greatest challenges, many of which are related to the availability of labor. It is well known that the health care industry, and, more specifically, the acute care hospital industry, operates in an environment of increasing labor costs, bedside labor shortages, and high turnover rates. We've taken several steps to manage these issues. First, we have assembled a task force from our most successful hospitals to develop programs to improve the working environment. We have made sure that compensation for our employees is competitive in our markets, and that we are addressing the changing needs of our employees with regard to such issues as supervisory training, scheduling, advancement opportunities, and the level and nature of benefits. We have developed an in-house nurse staffing agency to tackle the challenges of seasonal population shifts and to give nurses who wish to travel the option to work in multiple locations. The early results surrounding these initiatives are encouraging. We have seen a reduction in our overall employee turnover, and our nursing turnover rate is already below industry averages. Satisfaction levels for employees have increased in each of the last three years.




Ocala

Location: Ocala, Florida (new hospital)

Bed Count: 70

Projected Opening: 4th Quarter 2002


Sky Ridge

Location: Denver, Colorado (new hospital)

Bed Count: 104

Projected Opening: 2nd Quarter 2003

To address the potential problem of future labor shortages, we have developed a number of cooperative efforts. In December 2001, HCA and the Department of Labor announced a $10 million training program for displaced workers, following the September 11th tragedy. The scholarships will provide new career paths for many of those affected by September 11th, and help bring more health professionals into the workforce. To date, we have received over 4,000 applications from those wishing to take advantage of this opportunity.

HCA has also formed a partnership with the U.S. Army to provide priority-hiring status to qualified soldiers participating in the Partnership for Youth Success (PaYS) program. The program is designed to attract, train, and deploy talented individuals seeking careers in several areas, including health care.

At the same time that we are developing additional resources to ensure a continued supply of employees dedicated to patient care, we are reducing costs related to administrative functions. Our shared services program, which involves the consolidation of non-clinical support systems, was designed to reduce layers of infrastructure within our hospitals and allow us to dedicate more resources to clinical efforts. Our goal is to put fewer dollars towards office overhead so that more may be allocated to patient care. We have already realized some early financial benefits from shared services and expect these results to continue.

As we focus on these improvements, we remain mindful of our commitment to our Mission and Values. We take great pride that our ethics and compliance program has become a part of our institutional fabric over the last four years. During the past year, HCA implemented a Corporate Integrity Agreement (CIA) with the federal government. The CIA became effective on January 25, 2001 and will continue in effect for eight years. We are pleased with the support shown throughout our organization for this agreement. The thousands of men and women who work in our hospitals live our Mission and Values every day, and we believe we have developed a culture of integrity, respect and compassion among our many employees.

ROE and ROIC Up Significantly

☐ Return on Invested Capital

☐ Return on Stockholder's Equity


20%
15%
10%
5%
0%
5.9%
7.9%
7.5%
12.1%
10.3%
16.7%
11.2%
19.9%
1998
1999
2000
2001

Our efforts to work more effectively with the government also continue to show progress. In March 2002, HCA and the Centers for Medicare and Medicaid Services (CMS) reached an understanding to resolve all outstanding appeals and more than 2,600 cost reports and home office cost statements between the Company and CMS for cost report years from 1993 through July 31, 2001. The understanding, which requires approval by the U.S. Department of Justice (DOJ), provides that HCA would pay CMS $250 million with respect to these matters. The understanding resulted in HCA recording a pretax charge of $260 million ($165 million net of tax, or $0.30 per diluted share), consisting of the accrual of $250 million for the settlement payment and the write-off of $10 million of net Medicare cost report receivables. The net after-tax cash effect on HCA is estimated to be approximately $10 million after considering the deferred tax benefit resulting from the resolution of related Medicare receivables. The financial effect of this understanding has been recorded in the consolidated income statement for the year ended December 31, 2001.

With regard to government settlement issues, the Company and its affiliates, as previously announced during 2000, reached agreements with the DOJ and U.S. attorneys' offices to resolve all pending federal criminal issues against the Company and certain civil issues related to the government's investigation of the Company. Terms of the agreements resulted in the Company recording, during 2000, an after-tax charge of $95 million, ($0.17 per diluted share) related to the criminal


Smyrna

Location: Smyrna, Tennessee (new hospital)
Bed Count: 75
Projected Opening: 4th Quarter 2003

settlement and an after-tax charge of $498 million ($0.89 per diluted share) in connection with its civil settlement of certain issues with the DOJ. The Company paid these settlement amounts during 2001.

From a broader financial perspective, revenues increased to $18.0 billion, up 7.7 percent, compared to $16.7 billion for 2000. Net income, excluding gains, impairments, restructuring, investigation, settlement related and extraordinary charges, totaled $1.043 billion or $1.94 per diluted share for the year, compared to $913 million or $1.61 per diluted share for 2000. Net income, including gains, impairments, restructuring, investigation and settlement related and extraordinary charges, totaled $886 million or $1.65 per diluted share versus $219 million or $0.39 per diluted share last year.

During 2001, the Company recognized gains on sales of facilities of $76 million net of tax ($0.14 per diluted share); impairments of long-lived assets of $10 million net of tax ($0.02 per diluted share), restructuring, investigation and settlement related costs of $206 million net of tax ($0.38 per diluted share) and an extraordinary charge related to the early extinguishment of debt of $17 million net of tax ($0.03 per diluted share). Net income, excluding amortization of goodwill and excluding gains, impairments, restructuring, investigation and settlement related and extraordinary charges, was $1.112 billion or $2.07 per diluted share in 2001, compared to $986 million or $1.74 per diluted share in 2000. The Company plans to adopt SFAS 142, "Goodwill and Other Intangible Assets," beginning in the first quarter of 2002. Under provisions of SFAS 142, goodwill will no longer be amortized, but will be subject to annual impairment tests. Application of the non-amortization provisions of SFAS 142 is expected to result in an increase in net income of approximately $67 million, or $0.12 per diluted share for 2002. Had SFAS 142 been in effect during 2001, the Company's quarterly earnings per share, excluding certain non-operating items, would have been as follows: 1Q - $0.63; 2Q - $0.54; 3Q - $0.43; 4Q - $0.48.

At December 31, 2001, the Company's balance sheet reflected total debt of $7.4 billion, stockholders' equity (including common, temporary and minority equity) of $5.7 billion, and total assets of $17.7 billion. The Company's ratio of debt-to-debt plus stockholders' equity was 56.2 percent at December 31, 2001, and the ratio of debt-to-EBITDA was 2.15 times, both consistent with the Company's financial targets.

For 2001, cash flow from operations was $1.413 billion. Excluding government settlements, cash flow from operations was $2.042 billion compared to $1.547 billion in 2000.

During 2001, the Company repurchased 42.9 million shares of its common stock at a total cost of $1.5 billion (average cost of $35.08 per share). Total shares outstanding at December 31, 2001 were 509 million, compared to 543 million at December 31, 2000.

HCA's continued success is built upon our core belief that operational excellence leads to predictable, stable, and sustainable financial results. Our Company is investing for the future through our shared services and other initiatives; we are making significant contributions to our communities through the expansion and addition of services and facilities; and we continue to foster an environment that inspires compassion in the delivery of quality patient care. We believe the sum of these efforts positions us well to be leaders in health care, both in our industry, and in the communities we serve.

Sincerely,

Jack O. Bovender, Jr.
Chairman and CEO

Richard M. Bracken
President and COO

HCA Selected Financial Data as of and for the Years Ended December 31

(Dollars in millions, except per share amounts)

	2001	2000	1999	1998	1997
Summary of Operations:					
Revenues	$ 17,953	$ 16,670	$ 16,657	$ 18,681	$ 18,819
Salaries and benefits	7,279	6,639	6,694	7,766	7,631
Supplies	2,860	2,640	2,645	2,901	2,722
Other operating expenses	3,238	3,208	3,306	3,865	4,331
Provision for doubtful accounts	1,376	1,255	1,269	1,442	1,420
Depreciation and amortization	1,048	1,033	1,094	1,247	1,238
Interest expense	536	559	471	561	493
Insurance subsidiary gains on sales of investments	(63)	(123)	(55)	(49)	(68)
Equity in earnings of affiliates	(158)	(126)	(90)	(112)	(68)
Settlement with Federal government	262	840	—	—	—
Gains on sales of facilities	(131)	(34)	(297)	(744)	—
Impairment of long-lived assets	17	117	220	542	442
Restructuring of operations and investigation related costs	65	62	116	111	140
	16,329	16,070	15,373	17,530	18,281
Income from continuing operations before minority interests and income taxes	1,624	600	1,284	1,151	538
Minority interests in earnings of consolidated entities	119	84	57	70	150
Income from continuing operations before income taxes	1,505	516	1,227	1,081	388
Provision for income taxes	602	297	570	549	206
Income from continuing operations before extraordinary charge	903	219	657	532	182
Loss from discontinued operations, net of income taxes	—	—	—	153	431
Cumulative effect of accounting change, net of income taxes	—	—	—	—	56
Extraordinary charge on extinguishment of debt, net of income taxes	17	—	—	—	—
Net income (loss)	$ 886	$ 219	$ 657	$ 379	$ (305)
Basic earnings (loss) per share:					
Income from continuing operations before extraordinary charge	$ 1.72	$ 0.39	$ 1.12	$ 0.82	$ 0.28
Loss from discontinued operations	—	—	—	(0.23)	(0.65)
Cumulative effect of accounting change	—	—	—	—	(0.09)
Extraordinary charge on extinguishment of debt	(0.03)	—	—	—	—
Net income (loss)	$ 1.69	$ 0.39	$ 1.12	$ 0.59	$ (0.46)
Shares used in computing basic earnings (loss) per share (in thousands)	524,112	555,553	585,216	643,719	657,931
Diluted earnings (loss) per share:					
Income from continuing operations before extraordinary charge	$ 1.68	$ 0.39	$ 1.11	$ 0.82	$ 0.27
Loss from discontinued operations	—	—	—	(0.23)	(0.65)
Cumulative effect of accounting change	—	—	—	—	(0.08)
Extraordinary charge on extinguishment of debt	(.03)	—	—	—	—
Net income (loss)	$ 1.65	$ 0.39	$ 1.11	$ 0.59	$ (0.46)
Shares used in computing diluted earnings (loss) per share (in thousands)	538,177	567,685	591,029	646,649	663,090
Cash dividends per common share	$ 0.08	$ 0.08	$ 0.08	$ 0.08	$ 0.07
Redemption of preferred stock purchase rights	$ —	$ —	$ —	$ —	$ 0.01

HCA Selected Financial Data as of and for the Years Ended December 31

(Dollars in millions, except per share amounts)

	2001	2000	1999	1998	1997
Financial Position:					
Assets	$ 17,730	$ 17,568	$ 16,885	$ 19,429	$ 22,002
Working capital	957	312	480	446	1,818
Net assets of discontinued operations	—	—	—	—	841
Long-term debt, including amounts due within one year	7,360	6,752	6,444	6,753	9,408
Minority interests in equity of consolidated entities	563	572	763	765	836
Company-obligated mandatorily redeemable securities of affiliate holding solely Company securities	400	—	—	—	—
Forward purchase contracts and put options	—	769	—	—	—
Stockholders' equity	4,762	4,405	5,617	7,581	7,250
Cash Flow Data:					
Cash provided by operating activities	$ 1,413	$ 1,547	$ 1,223	$ 1,916	$ 1,483
Cash provided by (used in) investing activities	(1,300)	(1,087)	925	970	(2,746)
Cash provided by (used in) financing activities	(342)	(336)	(2,255)	(2,699)	1,260
Operating Data:					
Number of hospitals at end of period(a)	178	187	195	281	309
Number of licensed beds at end of period(b)	40,112	41,009	42,484	53,693	60,643
Weighted average licensed beds(c)	40,645	41,659	46,291	59,104	61,096
Admissions(d)	1,564,100	1,553,500	1,625,400	1,891,800	1,915,100
Equivalent admissions(e)	2,311,700	2,300,800	2,425,100	2,875,600	2,901,400
Average length of stay (days)(f)	4.9	4.9	4.9	5.0	5.0
Average daily census(g)	21,160	20,952	22,002	25,719	26,006
Occupancy(h)	52%	50%	48%	44%	43%

(a) Excludes six facilities in 2001, nine facilities in 2000, 12 facilities in 1999, 24 facilities in 1998 and 27 facilities in 1997 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

(b) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

(c) Weighted average licensed beds represents the average number of licensed beds, weighted based on periods owned.

(d) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to HCA's hospitals and is used by management and certain investors as a general measure of inpatient volume.

(e) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume, resulting in a general measure of combined inpatient and outpatient volume.

(f) Represents the average number of days admitted patients stay in HCA's hospitals.

(g) Represents the average number of patients in HCA's hospital beds each day.

(h) Represents the percentage of hospital licensed beds occupied by patients. Both average daily census and occupancy rate provide measures of the utilization of inpatient rooms.

HCA Management's Discussion and Analysis of Financial Condition and Results of Operations

The selected financial data and the accompanying consolidated financial statements present certain information with respect to the financial position, results of operations and cash flows of HCA Inc. which should be read in conjunction with the following discussion and analysis. The terms "HCA" or the "Company" as used herein refer to HCA Inc. and its affiliates unless otherwise stated or indicated by context. The term "affiliates" means direct and indirect subsidiaries of HCA Inc. and partnerships and joint ventures in which such subsidiaries are partners.

Forward-Looking Statements

This Annual Report includes certain disclosures which contain "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words like "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan," "initiative" or "continue." These forward-looking statements are based on the current plans and expectations of HCA and are subject to a number of known and unknown uncertainties and risks, many of which are beyond HCA's control, that could significantly affect current plans and expectations and HCA's future financial position and results of operations. These factors include, but are not limited to, (i) the outcome of the known and unknown litigation and the governmental investigations and litigation involving HCA's business practices including the ability to negotiate, execute and timely consummate definitive settlement agreements in the government's remaining civil cases and to obtain court approval thereof, (ii) the ability to consummate the understanding with the Centers for Medicare and Medicaid Services ("CMS," formerly know as the Health Care Financing Administration), (iii) the highly competitive nature of the health care business, (iv) the efforts of insurers, health care providers and others to contain health care costs, (v) possible changes in the Medicare and Medicaid programs that may limit reimbursements to health care providers and insurers, (vi) changes in Federal, state or local regulations affecting the health care industry, (vii) the possible enactment of Federal or state health care reform, (viii) the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical support personnel, (ix) liabilities and other claims asserted against HCA, (x) fluctuations in the market value of HCA's common stock, (xi) changes in accounting practices, (xii) changes in general economic conditions, (xiii) future divestitures which may result in additional charges, (xiv) changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms, (xv) the availability, terms and cost of capital, (xvi) changes in business strategy or development plans, (xvii) slowness of reimbursement, (xviii) the ability to implement HCA's shared services and other initiatives and realize decreases in administrative, supply and infrastructure costs, (xix) the outcome of pending and any future tax audits, appeals, and litigation associated with HCA's tax positions, (xx) the outcome of HCA's continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and HCA's corporate integrity agreement with the government, (xxi) increased reviews of HCA's cost reports, (xxii) the ability to maintain and increase patient volumes and control the costs of providing services, and (xxiii) other risk factors. As a consequence, current plans, anticipated actions and future financial position and results may differ from those expressed in any forward-looking statements made by or on behalf of HCA. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this report.

Investigations and Settlement of Certain Government Claims

HCA continues to be the subject of governmental investigations and litigation relating to its business practices. Additionally, HCA is a defendant in several *qui tam* actions brought by private parties on behalf of the United States of America.

In December 2000, HCA entered into a Plea Agreement with the Criminal Division of the Department of Justice and various U.S. Attorney's Offices (the "Plea Agreement") and a Civil and Administrative Settlement Agreement with the Civil Division of the Department of Justice (the "Civil Agreement"). The agreements resolve all Federal criminal issues outstanding against HCA and certain issues involving Federal civil claims by or on behalf of the government against HCA relating to DRG coding, outpatient laboratory billing and home health issues. The civil issues that are not covered by the Civil Agreement and remain outstanding include claims related to cost reports and physician relations issues. The Civil Agreement was approved by the Federal District Court of the District of Columbia in August 2001. HCA paid the government $95 million, as provided by the Plea Agreement, during the first quarter of 2001 and paid $745 million (plus $60 million of accrued interest), as provided by the Civil Agreement, during the third quarter of 2001. HCA also entered into a Corporate Integrity Agreement ("CIA") with the Office of Inspector General of the Department of Health and Human Services.

Under the Civil Agreement, HCA's existing Letter of Credit Agreement with the Department of Justice was reduced from $1 billion to $250 million at the time of the settlement payment. Any future civil settlement or court ordered payments related to cost report or physician relations issues will reduce the remaining amount of the letter of credit dollar for dollar. The amount of any such future settlement or court ordered payments is not related to the remaining amount of the letter of credit.

HCA remains the subject of a formal order of investigation by the Securities and Exchange Commission ("SEC"). HCA understands that the investigation includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the Federal securities laws.

HCA continues to cooperate in the governmental investigations. Given the scope of the investigations and current litigation, HCA anticipates continued investigative activity may occur in these and other jurisdictions in the future.

While management is unable to predict the outcome of any of the investigations and litigation or the initiation of any additional investigations or litigation, were HCA to be found in violation of Federal or state laws relating to Medicare, Medicaid or similar programs or breach of the CIA, HCA could be subject to substantial monetary fines, civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs. Any such sanctions or expenses could have a material adverse effect on HCA's financial position, results of operations and liquidity. See Note 2—Investigations and Settlement of Certain Government Claims, Note 12—Contingencies and Note 19—Subsequent Event—Understanding Regarding Claims for Medicare Reimbursement in the notes to consolidated financial statements.

Business Strategy

HCA's primary objective is to provide the communities it serves a comprehensive array of quality health care services in the most cost-effective manner and consistent with HCA's ethics and compliance program, governmental regulations and guidelines and industry standards. HCA also seeks to enhance financial performance by increasing utilization of its facilities and improving operating efficiencies. To achieve these objectives, HCA pursues the following strategies:

- *Emphasize a "patients first" philosophy and a commitment to ethics and compliance:* The foundation of HCA is putting patients first and providing quality health care services in the communities HCA serves. HCA continuously updates and implements quality assurance procedures to monitor level of care and patient safety issues. HCA identifies best practices in its many health care facilities and shares those practices throughout its network of hospitals and health care facilities to help achieve better outcomes for patients. HCA is committed to a values-based corporate culture that prioritizes the care and improvement of human life above all else. The values highlighted by HCA's corporate culture—compassion, honesty, integrity, fairness, loyalty, respect and kindness—are the cornerstone of HCA. To reinforce HCA's dedication to these values and to ensure integrity in all that it does, HCA has developed and implemented a comprehensive ethics and compliance program that articulates a high set of values and behavioral standards. HCA believes that this program reinforces the dedication to providing excellent patient care.

- *Focus on strong assets in select, core communities:* HCA focuses on communities where it is, or can be, the number one or number two health care provider and which are typically located in urban areas characterized by highly integrated health care facility networks. HCA intends to continue to optimize core assets through capital expenditures and selected acquisitions and divestitures.

- *Develop comprehensive local health care networks with a broad range of health care services:* HCA seeks to operate each of its facilities as part of a network with other health care facilities that HCA's affiliates own or operate within a common region that should enable these local health care networks to effectively contract with managed care and other payers and attract and serve patients and physicians.

- *Grow through increased patient volume, expansion of specialty services and emergency departments and selective acquisitions:* HCA plans capital spending to increase bed capacity, provide new or expanded services, and provide renovated and expanded emergency departments, operating rooms, women's services, imaging, oncology, open-heart areas and intensive and critical care units.

- *Improve operating efficiencies through enhanced cost management and resource utilization, and the implementation of shared services initiatives:* HCA has initiated several measures designed to improve the financial performance of its facilities. To address labor costs, HCA implemented a best practices initiative that provides HCA's hospitals with strategies to improve recruiting, compensation programs and productivity; implemented training programs for middle managers at the hospital level; and created an internal contract labor agency that provides for improved quality at a reduced cost. To curtail supply costs, HCA formed a group purchasing organization that allows the achievement of better pricing in negotiating purchasing and supply contracts. In addition, as HCA grows in select core markets, the benefits should continue to be realized from economies of scale, including supply chain efficiencies and volume discount cost savings. HCA expects to be able to reduce operating costs and to be better positioned to work with health maintenance organizations, preferred provider organizations and employers, by sharing certain services among several facilities in the same market.

- *Recruit, develop and maintain relationships with physicians:* HCA plans to actively recruit physicians to enhance patient care and fulfill the needs of the communities it serves. HCA believes that recruiting and retaining quality physicians is essential to being a premier provider of health care services.
- *Streamline and decentralize management, consistent with HCA's local focus:* HCA's strategy to streamline and decentralize management structure affords management of HCA's facilities greater flexibility to make decisions that are specific to the respective local communities. This operating structure creates a more nimble, responsive organization.
- *Effectively allocate capital to maximize return on investments:* HCA maintains and replaces equipment, renovates and constructs replacement facilities and adds new services to increase the attractiveness of its hospitals and other facilities to patients and physicians. In addition, HCA evaluates acquisitions that complement its strategies and assesses opportunities to enhance stockholder value, including repayment of indebtedness and stock repurchases.

Critical Accounting Policies and Estimates

The preparation of HCA's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. HCA's management base their estimates on historical experience and various other assumptions that they believe are reasonable under the circumstances. Management evaluates its estimates on an ongoing basis and makes changes to the estimates as experience develops or new information becomes known. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenues

HCA derived 76% of its 2001 patient revenues (75% in 2000 and 73% in 1999) from Medicare, Medicaid and managed care patients. Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from Medicare, Medicaid and the managed care payers. Estimates of contractual allowances under managed care health plans are based upon the payment terms specified in the related contractual agreements. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The estimated reimbursement amounts are made on a payer-specific basis and are recorded based on the best information available regarding management's interpretation of the applicable laws, regulations and contract terms. Management continually reviews the contractual estimation process to consider and incorporate updates to the laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. Management has invested significant resources to refine and improve the information system data used to make these estimates and to develop a standardized calculation process and train employees.

Due to the complexities involved in these estimations of revenue earned, the health care services authorized and provided and related reimbursement are often subject to interpretations that could result in payments that are different from our estimates.

Provision for Doubtful Accounts

The collection of outstanding receivables from Medicare, managed care payers and patients is HCA's primary source of cash and is critical to the Company's operating performance. The primary collection risks relate to uninsured patient accounts and patient accounts for which primary insurance has paid, but patient responsibility amounts (deductibles and co-payments) remain outstanding. The amount of the provision for doubtful accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, trends in Federal and state governmental health care coverage and other collection indicators. Management relies on annual detailed reviews of historical collections and write-offs at facilities that represent a majority of HCA's revenues and accounts receivable. Adverse changes in business office operations, payer mix, economic conditions or trends in Federal and state governmental health care coverage could affect HCA's collection of accounts receivable, cash flows and results of operations.

Professional Liability Insurance Claims

HCA, along with virtually all health care providers, operate in an environment with medical malpractice and professional liability risks. Allowances for professional liability risks were $1.5 billion at December 31, 2001. A substantial portion of HCA's professional liability risks is insured through a wholly-owned insurance subsidiary. HCA's health care facilities are insured by the wholly-owned insurance subsidiary for losses up to $25 million per occurrence, a portion of which is reinsured with unrelated commercial carriers. Professional and general liability risks above $1.8 million retention per occurrence for 2000, $6.8 million retention per occurrence for 2001 and $10 million retention per occurrence for 2002 have been reinsured. Provisions for losses related to professional liability risks are based upon actuarially determined estimates. Loss and loss expense allowances represent the estimated ultimate net cost of all reported and unreported losses incurred. The allowances for unpaid losses and loss expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. The changes to the estimated allowances are included in current operating results. Due to the considerable variability that is inherent in such estimates, there can be no assurance that the ultimate liability will not exceed management's estimates.

Accrual of Government Claims Settlements and Related Litigation Contingencies

HCA continues to be the subject of governmental investigations and litigation relating to its business practices. The governmental investigations were initiated more than five years ago and include activities for certain entities for periods prior to their acquisition by the Company and activities for certain entities that have been divested.

During December 2000, HCA and the government entered into agreements that resolved all Federal criminal issues outstanding against HCA and certain issues involving Federal civil claims by or on behalf of the government against the Company relating to DRG coding, outpatient laboratory billing and home health issues. The civil issues that are not covered by the agreements and remain outstanding include United States Department of Justice ("DOJ") claims related to cost reports and physician relations issues. Pursuant to the agreements, HCA paid the government $840 million (plus $60 million of accrued interest) during 2001.

During March 2002, HCA and CMS reached an understanding pursuant to which the Company has agreed to pay CMS $250 million for settlement of all CMS Medicare reimbursement and payment issues regarding all HCA cost report, home office cost statement and appeal issues between HCA and CMS related to cost report periods from 1993 through periods ended on or before July 31, 2001. HCA recorded an accrual for the $250 million settlement payment in the December 31, 2001 consolidated financial statements. The understanding with CMS is subject to approval by the U.S. Department of Justice, which has not yet been obtained, and execution of a definitive written agreement. See Note 19 – Subsequent Event – Understanding Regarding Claims for Medicare Reimbursement in the notes to consolidated financial statements.

The understanding with CMS does not include resolution of the outstanding civil issues with the U.S. Department of Justice and relators with respect to cost reports and physician relations.

At December 31, 2001, no liability has been accrued related to the remaining cost report and physician relations issues. The criteria that management must evaluate in determining when the recording of loss contingency shall be accrued are: (1) that it is probable that a liability has been incurred and (2) that the loss can be reasonably estimated. Management has determined that due to the considerable uncertainties that exist regarding the cost report and physician relations issues, the ultimate liability cannot be determined or reasonably estimated at this time. Management recognizes that this determination must be continually reassessed as negotiations develop and new information becomes available. The amounts claimed are substantial and, upon resolution of these contingencies, it is possible that results of operations, financial position and liquidity could be materially, adversely affected.

Results of Operations

Revenue/Volume Trends

HCA's revenues depend upon inpatient occupancy levels, the ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charge and negotiated payment rates for such services.

HCA's health care facilities have entered into agreements with third-party payers, including government programs and managed care health plans, under which the facilities are paid based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges. HCA's facilities have experienced revenue growth due to increases in same facility volume growth, changes in patient mix and favorable pricing trends. HCA has experienced increases in revenue per equivalent admission over the prior period of 7.2%, 5.5% and 5.7%, in 2001, 2000, and 1999, respectively. There can be no assurances that HCA will continue to receive these levels of increases in the future. These increases were the result of renegotiating and renewing certain managed care contracts on more favorable terms, shifts of managed care admissions from HMO business to PPO business and improved reimbursement from the government.

The Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999 ("BBRA") was passed in November 1999 and was primarily directed at reducing potential future Medicare cuts that would have occurred as a result of the Balanced Budget Act of 1997 ("BBA-97"). The Medicare, Medicaid and SCHIP Benefit Improvement and Protection Act of 2000 ("BIPA") was enacted in December 2000. Under BIPA, HCA believes it may realize Medicare rate increases over the five-year period that began in April 2001. BBA-97 contained a requirement that CMS adopt a prospective payment system ("PPS") for outpatient hospital services, which was implemented during August 2000. The implementation of outpatient PPS has not had a measurable effect on HCA's financial results.

Admissions related to Medicare, Medicaid and managed care plans and other discounted arrangements for the years ended December 31, 2001, 2000 and 1999 are set forth below.

	Years Ended December 31,		
	2001	2000	1999
Medicare	38%	37%	38%
Medicaid	11%	11%	11%
Managed care and other discounted	41%	42%	41%
Other	10%	10%	10%
	100%	100%	100%

The approximate percentages of inpatient revenues of the Company's facilities related to Medicare, Medicaid and managed care plans and other discounted arrangements for the years ended December 31, 2001, 2000 and 1999 are set forth below.

	Years Ended December 31,		
	2001	2000	1999
Medicare	39%	40%	42%
Medicaid	7%	8%	8%
Managed care and other discounted	39%	38%	33%
Other	15%	14%	17%
	100%	100%	100%

Payment pressure by payers for patients to utilize outpatient or alternative delivery services is expected to present ongoing challenges. The challenges presented by these trends are enhanced by HCA's inability to control these trends and the associated risks. To maintain and improve its operating margins in future periods, HCA must increase patient volumes while controlling the cost of providing services.

Management believes that the proper response to these challenges includes the delivery of a broad range of quality health care services to physicians and patients, with operating decisions being made by the local management teams and local physicians, and a focus on reducing operating costs through implementation of its shared services initiative.

The following are comparative summaries of net income for the years ended December 31, 2001, 2000 and 1999 (dollars in millions, except per share amounts):

	2001		2000		1999	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Revenues	$ 17,953	100.0	$ 16,670	100.0	$ 16,657	100.0
Salaries and benefits	7,279	40.5	6,639	39.8	6,694	40.2
Supplies	2,860	15.9	2,640	15.8	2,645	15.9
Other operating expenses	3,238	18.1	3,208	19.3	3,306	19.8
Provision for doubtful accounts	1,376	7.7	1,255	7.5	1,269	7.6
Depreciation and amortization	1,048	5.8	1,033	6.2	1,094	6.6
Interest expense	536	3.0	559	3.4	471	2.8
Insurance subsidiary gains on sales of investments	(63)	(0.4)	(123)	(0.7)	(55)	(0.3)
Equity in earnings of affiliates	(158)	(0.9)	(126)	(0.8)	(90)	(0.5)
Settlement with Federal government	262	1.5	840	5.0	—	—
Gains on sales of facilities	(131)	(0.7)	(34)	(0.2)	(297)	(1.8)
Impairment of long-lived assets	17	0.1	117	0.7	220	1.3
Restructuring of operations and investigation related costs	65	0.4	62	0.4	116	0.7
	16,329	91.0	16,070	96.4	15,373	92.3
Income before minority interests and income taxes	1,624	9.0	600	3.6	1,284	7.7
Minority interests in earnings of consolidated entities	119	0.6	84	0.5	57	0.3
Income before income taxes	1,505	8.4	516	3.1	1,227	7.4
Provision for income taxes	602	3.4	297	1.8	570	3.5
Income before extraordinary charge	903	5.0	219	1.3	657	3.9
Extraordinary charge on extinguishment of debt, net of income taxes	17	0.1	—	—	—	—
Net income	$ 886	4.9	$ 219	1.3	$ 657	3.9
Basic earnings per share	$ 1.69		$ 0.39		$ 1.12	
Diluted earnings per share	$ 1.65		$ 0.39		$ 1.11	
% changes from prior year:						
Revenues	7.7%		0.1%		(10.8)%	
Income before income taxes	191.7		(58.0)		13.5	
Income before extraordinary charge	312.5		(66.7)		23.6	
Net income	304.9		(66.7)		23.6	
Basic earnings per share	333.3		(65.2)		36.6	
Diluted earnings per share	323.1		(64.9)		35.4	
Admissions(a)	0.7		(4.4)		(14.1)	
Equivalent admissions(b)	0.5		(5.1)		(15.7)	
Revenue per equivalent admission	7.2		5.5		5.7	
Same facility % changes from prior year(c):						
Revenues	10.2		6.2		5.3	
Admissions(a)	2.7		2.8		2.7	
Equivalent admissions(b)	2.6		2.6		2.5	
Revenue per equivalent admission	7.4		3.6		2.7	

(a) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to HCA's hospitals and is used by management and certain investors as a general measure of inpatient volume.

(b) Equivalent admissions are used by management and certain investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

(c) Same facility information excludes the operations of hospitals and their related facilities that were either acquired or divested during the current and prior year.

Years Ended December 31, 2001 and 2000

Income before income taxes increased 192% primarily due to the settlement with the Federal government related to civil and criminal issues that resulted in a pretax charge of $840 million in 2000. Also in 2000, HCA incurred a pretax charge of $117 million for the impairment of long-lived assets. During 2001, HCA incurred a pretax charge of $262 million for the settlement with the Federal government and $17 million for the impairment of long-lived assets. See Note 2—Investigations and Settlement of Certain Government Claims, Note 4—Impairments of Long-Lived Assets and Note 19—Subsequent Event—Understanding Regarding Claims for Medicare Reimbursement in the notes to consolidated financial statements.

Revenues increased 7.7%, though the number of hospitals was reduced from 187 hospitals at December 31, 2000 to 178 hospitals at the end of 2001. On a same facility basis, revenues increased 10.2% and admissions increased 2.7%. The increases in reported and same facility revenues were the result of admissions growth of 0.7% on a reported basis and 2.7% on a same facility basis, combined with revenue per equivalent admission increases of 7.2% on a reported basis and 7.4% on a same facility basis. Successes achieved during 2001 in renegotiating and renewing certain managed care contracts on more favorable terms, shifts from Medicare managed care to traditional Medicare and shifts by managed care patients from HMO to PPO products led to these improvements in revenue per equivalent admission.

Salaries and benefits, as a percentage of revenues, increased to 40.5% in 2001 from 39.8% in 2000. Salaries per equivalent admission increased 9.2% from 2000 to 2001 due to cost pressures associated with the tight labor market for health care professionals and increasing employee health benefits costs. Employee benefits as a percentage of salaries and benefits increased from 14.9% in 2000 to 16.2% in 2001.

Supply costs increased, as a percentage of revenues, to 15.9% in 2001 from 15.8% in 2000. The 7.8% rate of increase in the cost of supplies per equivalent admission (including pharmaceutical, orthopedic and cardiac supplies) exceeded the 7.2% increase in revenue per equivalent admission.

Other operating expenses (primarily consisting of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and non-income taxes), as a percentage of revenues, decreased to 18.1% in 2001 from 19.3% in 2000 primarily due to the combined effect of revenue growth and leveraging the fixed nature of the majority of these expenses.

Provision for doubtful accounts, as a percentage of revenues, increased to 7.7% in 2001 from 7.5% in 2000. The effect of rate increases on a small component of the Company's overall business, primarily self pay and the uninsured, has resulted in an increase in bad debts, as measured as a percent of net revenue, because the revenues associated with those patients are generally recorded at gross charges.

Depreciation and amortization decreased, as a percentage of revenues, to 5.8% in 2001 from 6.2% in 2000. Depreciation and amortization levels remained relatively unchanged while revenues increased over the prior year.

Interest expense decreased to $536 million in 2001 from $559 million in 2000 primarily due to a decrease in the general level of interest rates during 2001 compared to 2000. The average interest rates for the Company's borrowings decreased from 8.1% at December 31, 2000 to 6.5% at December 31, 2001.

Insurance subsidiary gains on sales of investments consist of realized gains on the sales of investment securities by HCA's wholly-owned insurance subsidiary. These gains decreased from $123 million in 2000 to $63 million in 2001. During 2000, certain funds were reallocated among investment managers, resulting in the recognition of previously unrealized gains.

Equity in earnings of affiliates, as a percentage of revenues, increased to 0.9% in 2001 from 0.8% in 2000 due to improved operations at hospital joint ventures accounted for using the equity method.

During 2001, HCA recognized a pretax gain of $131 million ($76 million after-tax) on the sales of three consolidating hospitals, HCA's interest in two non-consolidating hospitals and a provider of specialty managed care benefit programs. During 2000, HCA recognized a pretax gain of $34 million ($16 million after-tax) on the sales of three consolidating hospitals. Proceeds from the sales were used to repay bank borrowings.

During 2001, HCA reduced the carrying value for its interest in a non-hospital, equity method joint venture to fair value, based upon estimates of sales value, for a non-cash, pretax charge of $17 million ($10 million after-tax). During 2000, HCA identified and initiated plans to sell or replace four consolidating hospitals and certain other assets. The carrying value for the hospitals and other assets to be divested was reduced to fair value based upon estimates of sales values, for a total non-cash, pretax charge of $117 million ($80 million after-tax). See Note 4—Impairments of Long-Lived Assets in the notes to consolidated financial statements.

During 2001 and 2000, respectively, HCA incurred $65 million and $62 million of restructuring of operations and investigation related costs. In 2001, these costs included $54 million of professional fees (legal and accounting) related to the governmental investigations and $11 million of other costs. In 2000, these costs included $51 million of professional fees (legal and accounting) related to the governmental investigations and $11 million of other costs. See Note 5—Restructuring of Operations and Investigation Related Costs in the notes to consolidated financial statements.

Minority interests in earnings of consolidated entities increased, as a percentage of revenues, to 0.6% in 2001 from 0.5% in 2000 due to improved operations at certain consolidating joint ventures.

The effective income tax rate was 57.6% in 2000 and 39.9% in 2001. The higher effective income tax rate in 2000 was due to the recording of a valuation allowance and certain nondeductible intangible assets related to gains on sales of facilities and impairment of long-lived assets. If the effect of the valuation allowance, the nondeductible intangible assets and the related amortization were excluded, the effective income tax rate would have been 39% for both periods.

Years Ended December 31, 2000 and 1999

Income before income taxes decreased 58% to $516 million in 2000 from $1.2 billion in 1999 and pretax margins decreased to 3.1% in 2000 from 7.4% in 1999. The decrease was due primarily to the settlement with the Federal government related to civil and criminal issues that resulted in a pretax charge of $840 million in 2000. See Note 2—Investigations and Settlement of Certain Government Claims in the notes to consolidated financial statements.

Revenues increased 0.1%, though the number of hospitals operated was reduced to 187 hospitals at December 31, 2000 from 195 hospitals at the end of 1999. On a same facility basis, admissions and revenues increased 2.8% and 6.2%, resulting in a 3.6% increase in revenue per equivalent admission. The increases in revenue per equivalent admission of 5.5% on a reported basis and 3.6% on a same facility basis from 1999 to 2000, were primarily the result of successes achieved during 2000 in renegotiating and renewing certain managed care contracts on more favorable terms.

Salaries and benefits, as a percentage of revenues, decreased from 40.2% in 1999 to 39.8% in 2000. The 5.5% increase in revenue per equivalent admission, while salaries and benefits per equivalent admission increased 4.5%, was a primary factor for the decrease. HCA continues to experience cost pressures in this area due to a tight labor market and rising employee benefit costs for health care professionals.

Supply costs decreased, as a percentage of revenues, to 15.8% in 2000 from 15.9% in 1999. HCA's shared services initiatives, orthopedic and cardiovascular contracting initiatives and improved pricing through HCA's group purchasing organization all played roles in the improvement in this area.

Other operating expenses (primarily consisting of contract services, professional fees, repairs and maintenance, rents and leases, utilities, insurance and non-income taxes), as a percentage of revenues, decreased to 19.3% in 2000 from 19.8% in 1999 due primarily to the Company's restructuring of operations. The other operating expenses, as a percentage of revenues, for the facilities included in the spin-offs of Triad Hospitals, Inc. ("Triad") and LifePoint Hospitals, Inc. ("LifePoint") were 22.4% for 1999, and the other operating expenses, as a percentage of revenues, for the facilities included in the Company's National Group (includes facilities which were in use, but intended to be sold) were 27.8% for 1999.

Provision for doubtful accounts, as a percentage of revenues, decreased to 7.5% in 2000 from 7.6% in 1999; however, the Company continues to experience trends that make it difficult to maintain or reduce the provision for doubtful accounts as a percentage of revenues. These trends include payer mix shifts to managed care plans (resulting in increased amounts of patient co-payments and deductibles), increased pricing and increases in the volume of health care services provided to uninsured patients in certain of HCA's facilities.

Depreciation and amortization decreased, as a percentage of revenues, to 6.2% in 2000 from 6.6% in 1999, primarily due to depreciation expense remaining relatively flat while revenues increased.

Interest expense increased to $559 million in 2000 compared to $471 million in 1999, primarily as a result of an increase in the average outstanding debt in 2000 compared to 1999, an increase in the general level of interest rates during 2000 compared to 1999 and $30 million of additional interest expense recognized during 2000 related to the settlement with the Federal government. The average interest rates for the Company's borrowings increased from 7.8% at December 31, 1999 to 8.1% at December 31, 2000.

Insurance subsidiary gains on sales of investments consist of realized gains on the sales of investment securities by HCA's wholly-owned insurance subsidiary. These gains increased from $55 million in 1999 to $123 million in 2000. During 2000, certain funds were reallocated among investment managers, resulting in the recognition of previously unrealized gains.

Equity in earnings of affiliates increased, as a percentage of revenues, to 0.8% in 2000 from 0.5% in 1999 due to improved operations during 2000 at certain of HCA's joint ventures accounted for using the equity method and an impairment charge related to one of our equity investment entities in the third quarter of 1999 (resulting in an $11 million expense).

During 2000, the Company recognized a pretax gain of $34 million ($16 million after-tax) on the sales of three hospitals. During 1999, the Company recognized a pretax gain of $297 million ($164 million after-tax) on the sales of three hospitals and certain related health care facilities. Proceeds from the sales were used to repay bank borrowings.

During 2000, the Company identified and initiated plans to sell or replace four consolidating hospitals and certain other assets. The carrying value for the hospitals and other assets to be divested was reduced to fair value based upon estimates of sales values, for a total non-cash, pretax charge of $117 million ($80 million after-tax). See Note 4—Impairments of Long-Lived Assets in the notes to consolidated financial statements.

During 1999, the Company identified and initiated, or revised, plans to divest or close 23 consolidating hospitals and four non-consolidating hospitals. The carrying value for the hospitals and other assets to be divested was reduced to fair value based upon estimates of sales values, for a total non-cash, pretax charge of $220 million ($194 million after-tax). See Note 4—Impairments of Long-Lived Assets in the notes to consolidated financial statements.

During 2000 and 1999, respectively, the Company incurred $62 million and $116 million of restructuring of operations and investigation related costs. In 2000, these costs included $51 million of professional fees (legal and accounting) related to the governmental investigations and $11 million of other costs. In 1999, restructuring of operations and investigation related costs included $77 million of professional fees (legal and accounting) related to the governmental investigations, $5 million of severance and $34 million of other costs (including certain costs related to completing the spin-offs of LifePoint and Triad).

Minority interests in earnings of consolidated entities increased, as a percentage of revenues, to 0.5% in 2000 from 0.3% in 1999 due to improved operations at certain consolidating joint ventures.

The effective income tax rate was 57.6% in 2000 and 46.5% in 1999. The increase was due primarily to the settlement with the Federal government and the recording of a valuation allowance in 2000, and nondeductible intangible assets related to gains on sales of facilities and impairment of long-lived assets during both periods. If the effect of the settlement with the Federal government, the valuation allowance, the nondeductible intangible assets and the related amortization were excluded, the effective income tax rate would have been approximately 39% for both periods.

Liquidity and Capital Resources

Cash provided by operating activities totaled $1.4 billion in 2001, compared to $1.5 billion in 2000 and $1.2 billion in 1999. The decrease in cash provided by operating activities during 2001 compared to 2000 was primarily due to the payment of $840 million to the Federal government pursuant to the Plea and Civil Agreements and changes in income tax payments. The increase in cash provided by operating activities during 2000 compared to 1999 was primarily due to an increase in net income, excluding settlement with Federal government, gains on sales of facilities and impairment of long-lived assets.

Working capital totaled $957 million at December 31, 2001 and $312 million at December 31, 2000. At December 31, 2001 and 2000, respectively, current liabilities included $250 million and $840 million accruals for settlements with the Federal government.

Cash used in investing activities was $1.3 billion and $1.1 billion in 2001 and 2000, respectively, compared to cash provided by investing activities of $0.9 billion in 1999. Excluding acquisitions, capital expenditures were $1.4 billion in 2001, $1.2 billion in 2000 and $1.3 billion in 1999. HCA expended $239 million and $350 million for acquisitions and investments in and advances to affiliates (generally interests in joint ventures that are accounted for using the equity method) during 2001 and 2000, respectively. The cash flows provided by operating activities were used to fund capital expenditures in 2001 and 2000. Planned capital expenditures in 2002 and 2003 are expected to approximate $1.6 billion and $1.8 billion, respectively. At December 31, 2001, there were projects under construction, which had an estimated additional cost to complete and equip over the next five years of $2.4 billion. HCA expects to finance capital expenditures with internally generated and borrowed funds. In addition to cash flows from operations, available sources of capital include amounts available under HCA's revolving credit facility (the "Credit Facility") ($695 million and $860 million as of December 31, 2001 and February 28, 2002, respectively) and anticipated access to public and private debt markets. Management believes that its capital expenditure program is adequate to expand, improve and equip its existing health care facilities. HCA's restructuring of operations (spin-offs and asset sales) resulted in the receipt of cash proceeds of $1.8 billion in 1999.

HCA has various agreements with joint venture partners whereby the partners have an option to sell or "put" their interests in the joint venture back to HCA, within specific periods at fixed prices or prices based on certain formulas. The combined put price under all such agreements was $61 million and $270 million at February 28, 2002 and December 31, 2001, respectively. During January 2002, one put option expired. During 2001, two put options expired, HCA sold its partnership interest in another joint venture for $113 million, and one of HCA's joint venture partners exercised its put option whereby HCA purchased the partner's interest in the joint venture for $20 million. During 2000, two of HCA's joint venture partners exercised their put options and HCA purchased the partners' interests in the joint ventures for $95 million. During 1999, no put options were exercised, however, HCA did sell or spin-off the Company's interest in four joint ventures. One additional joint venture was dissolved during 1999, with each partner resuming the operation of the facilities they had previously contributed to the joint venture. HCA cannot predict if, or when, other joint venture partners will exercise such options.

During 1998, the Internal Revenue Service ("IRS") issued guidance regarding certain tax consequences of joint ventures between for-profit and not-for-profit hospitals. As a result of the tax ruling, the IRS has proposed and may in the future propose to revoke the tax-exempt or public charity status of certain not-for-profit entities, which participate in such joint ventures, or to treat joint venture income as unrelated business taxable income. HCA is continuing to review the impact of the tax ruling on its existing joint ventures, or the development of future ventures, and is consulting with its joint venture partners and tax advisers to develop appropriate courses of action. In January 2001, a not-for-profit entity which participates in a joint venture with HCA filed a refund suit in Federal District Court seeking to recover taxes, interest and penalties assessed by the IRS in connection with the IRS' proposed revocation of the not-for-profit entity's tax-exempt status. In the event that the not-for-profit entity's tax-exempt status is upheld, the IRS has proposed to treat the not-for-profit entity's share of joint venture income as unrelated business taxable income. HCA is not a party to this lawsuit. The tax ruling or any adverse determination by the IRS or the courts regarding the tax-exempt or public charity status of a not-for-profit partner or the characterization of joint venture income as unrelated business taxable income could limit joint venture development with not-for-profit hospitals, require the restructuring of certain existing joint ventures with not-for-profits and influence the exercise of the put agreements by certain existing joint venture partners.

Investments of HCA's professional liability insurance subsidiary to maintain statutory equity and pay claims totaled $1.7 billion at December 31, 2001 and 2000. HCA's wholly-owned insurance subsidiary has entered into certain reinsurance contracts, and the obligations covered by the reinsurance contracts remain on the balance sheet as the subsidiary remains liable to the extent that the reinsurers do not meet their obligations under the reinsurance contracts. To minimize its exposure to losses from reinsurer insolvencies, HCA evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar activities or economic characteristics of the reinsurers. The amounts receivable related to the reinsurance contracts of $313 million and $230 million at December 31, 2001 and 2000, respectively, are included in other assets.

Cash flows used in financing activities totaled $342 million in 2001, $336 million in 2000 and $2.3 billion in 1999. The cash flows provided by operating activities and investing activities were primarily used to repurchase HCA's common stock in 1999.

In October 2001, HCA announced an authorization to repurchase up to $250 million of its common stock. During the fourth quarter of 2001, HCA repurchased 6.4 million shares through open market purchases for $250 million, completing the repurchase authorization.

During 2001, HCA entered into an agreement with a financial institution that resulted in the financial institution investing $400 million (at December 31, 2001) to capitalize an entity that would acquire HCA common stock. This consolidated affiliate acquired 16.8 million of HCA shares in connection with HCA's settlement of certain forward purchase contracts. The financial institution's investment in the consolidated affiliate is scheduled for repayment on April 30, 2003 and is reflected in HCA's balance sheet as "Company-obligated mandatorily redeemable securities of affiliate holding solely Company securities." The quarterly return on their investment, based upon a LIBOR plus 125 basis points return rate during 2001, is recorded as minority interest expense.

In March 2000, HCA announced an authorization to repurchase up to $1 billion of the Company's common stock. Certain financial organizations purchased approximately 31.3 million shares of HCA's common stock for $977 million, utilizing forward purchase contracts. During 2001, HCA settled forward purchase contracts representing 19.6 million shares at a cost of $677 million. During 2000, HCA settled forward purchase contracts representing approximately 11.7 million shares at a cost of $300 million. In addition, during 2001, HCA purchased 1.1 million shares through open market purchases at a cost of $40 million, and received $17 million in premiums from the sale of put options.

At the November 2000 meeting of the Emerging Issues Task Force ("EITF"), the SEC provided guidance that in situations where public companies have outstanding equity derivative contracts that are not compliant with the EITF guidance in Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("Issue 00-19") they are required to reclassify the maximum amount of the potential cash obligation (the forward price in a forward stock purchase contract or the strike price for a written put option) to temporary equity. Pursuant to this guidance, HCA reclassified $769 million from common equity to temporary equity at December 31, 2000.

In November 1999, HCA announced an authorization to repurchase up to $1 billion of its common stock. During 2000, HCA settled forward purchase contracts representing approximately 18.7 million shares at a cost of $539 million. During 2001, HCA settled the remaining forward purchase contracts associated with its November 1999 authorization representing 15.7 million shares at a cost of $461 million.

In 1999, HCA expended approximately $1.9 billion to complete the repurchase of approximately 81.9 million of its shares through open market purchases and the settlement of accelerated and forward purchase contracts.

In connection with the share repurchase programs, HCA entered into a Letter of Credit Agreement with the United States Department of Justice in 1999. As part of the agreement, HCA provided the government with letters of credit totaling $1 billion. The settlement reached with the government in December 2000, as discussed in Note 2—Investigations and Settlement of Certain Government Claims in the notes to consolidated financial statements, provides that the letters of credit were reduced from $1 billion to $250 million upon payment of the civil settlement.

The resolution of the remaining government investigations and litigation, and the various other lawsuits and legal proceedings that have been asserted could result in substantial liabilities to HCA. The ultimate liabilities cannot be reasonably estimated, as to the timing or amounts, at this time; however, it is possible that the resolution of certain of the contingencies could have a material adverse effect on HCA's results of operations, financial position and liquidity.

In January 2001, HCA issued $500 million of 7.875% notes due 2011. Proceeds from the notes were used to retire the outstanding balance under a $1.2 billion bank term loan agreement (the "2000 Term Loan").

In April 2001, HCA entered into a $2.5 billion credit agreement (the "2001 Credit Agreement") with a group of banks consisting of a $1.75 billion revolving credit facility (the "Credit Facility") and a $750 million term loan (the "2001 Term Loan"). The 2001 Credit Agreement has a final maturity in April 2006. The Credit Facility refinanced and replaced HCA's previously existing $2.0 billion credit facility ("Prior Credit Facility"). Interest under the 2001 Credit Agreement is payable at a spread to LIBOR, a spread to the prime lending rate or a competitive bid rate. The spread is dependent on HCA's credit ratings. The 2001 Credit Agreement contains customary covenants which include (i) limitations on debt levels, (ii) limitations on sales of assets, mergers and changes of ownership, and (iii) maintenance of minimum interest coverage ratios. HCA is currently in compliance with all such covenants.

In May 2001, HCA issued $500 million of 7.125% notes due June 1, 2006. Proceeds from the notes were used for general corporate purposes.

In March 2000, HCA entered into the 2000 Term Loan. Proceeds from the 2000 Term Loan were used in the first quarter of 2000 to retire the outstanding balance under a $1.0 billion term loan and to reduce outstanding loans under the Prior Credit Facility.

In May 2000, an English subsidiary of HCA entered into a $168 million Term Facility Agreement ("English Term Loan") with a bank. The term loan was used to purchase the ownership interest of HCA's 50/50 joint venture partner in England and to refinance existing indebtedness.

In August 2000, HCA issued $750 million of 8.75% notes due September 1, 2010. Proceeds from the notes were used to reduce outstanding loans under the Prior Credit Facility by $350 million, reduce the outstanding balance under the 2000 Term Loan by $200 million and to settle $200 million of forward purchase contracts related to HCA's common stock.

In September 2000, HCA issued $500 million of floating rate notes due September 19, 2002. Proceeds from the notes were used to reduce the outstanding balance under the 2000 Term Loan.

In November 2000, HCA issued approximately $217 million of 8.75% notes due November 1, 2010. Proceeds from the notes were used to repay the outstanding balance under the English Term Loan and for general corporate purposes.

In December 2000, HCA filed a "shelf" registration statement and prospectus with the SEC relating to $1.5 billion in debt securities. At December 31, 2001, $1.0 billion of debt securities have been issued related to this shelf.

In April 2001, Moody's Investors Service upgraded HCA's senior debt rating to Ba1 from Ba2 and maintained a positive outlook on the Company. In September 2001, Fitch IBCA changed its rating outlook on HCA from stable to positive. In February 2002, Standard & Poor's upgraded HCA's senior debt rating from BB+ to BBB-.

Maturities of contractual obligations and other commercial commitments are presented in the table below (dollars in millions):

Contractual Obligations	Total	Payments Due by Period			
		Current	1-3 years	4-5 years	After 5 years
Long-term debt, excluding the Credit Facility	$ 6,605	$ 807	$ 1,687	$ 1,038	$ 3,073
Loans outstanding under the Credit Facility	755	—	—	755	—
Company-obligated mandatorily redeemable securities of affiliate holding solely Company obligations	400	—	400	—	—
Operating leases	1,007	179	313	203	312

Other Commercial Commitments	Total	Commitment Expiration by Period			
		Current	1-3 years	4-5 years	After 5 years
Government letter of credit	$ 250	$ —	$ —	$ 250	$ —
Other letters of credit	59	12	2	41	4
Surety bonds	141	140	1	—	—
Guarantees	4	—	—	—	4

Management believes that cash flows from operations, amounts available under the Credit Facility and HCA's anticipated access to public and private debt markets are sufficient to meet expected liquidity needs during the next twelve months.

Market Risk

HCA is exposed to market risk related to changes in market values of securities. The investments in debt and equity securities of HCA's wholly-owned insurance subsidiary were $1.1 billion and $574 million, respectively, at December 31, 2001. These investments are carried at fair value with changes in unrealized gains and losses being recorded as adjustments to other comprehensive income. The fair value of investments is generally based on quoted market prices. Changes in interest rates and market values of securities are not expected to be material in relation to the financial position and operating results of HCA.

HCA is also exposed to market risk related to changes in interest rates, and HCA periodically enters into interest rate swap agreements to manage its exposure to these fluctuations. HCA's interest rate swap agreements involve the exchange of fixed and variable rate interest payments between two parties, based on common notional principal amounts and maturity dates. The notional amounts and interest payments in these agreements match the cash flows of the related liabilities. The notional amounts of the swap agreements represent balances used to calculate the exchange of cash flows and are not assets or liabilities of HCA. Any market risk or opportunity associated with these swap agreements is offset by the opposite market impact on the related debt. HCA's credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions. The interest payments under these agreements are settled on a net basis. These derivatives and the related hedged debt amounts have been recognized in the financial statements at their respective fair values.

With respect to HCA's interest-bearing liabilities, approximately $2.3 billion of long-term debt at December 31, 2001 is subject to variable rates of interest, while the remaining balance in long-term debt of $5.1 billion at December 31, 2001 is subject to fixed rates of interest. Both the general level of U.S. interest rates and, for the 2001 Credit Agreement, the Company's credit rating affect HCA's variable interest rate. HCA's variable rate debt is comprised of the Company's Credit Facility on which interest is payable generally at LIBOR plus 0.7% to 1.5% (depending on HCA's credit ratings), a bank term loan on which interest is payable generally at LIBOR plus 1% to 2%, and floating rate notes on which interest is payable at LIBOR plus 1.5% to 1.9%. Due to decreases in LIBOR, the average rate for the Company's Credit Facility decreased from 7.2% for the year ended December 31, 2000 to 4.3% for the year ended December 31, 2001, and the average rate for the Company's term loans decreased from 7.9% for the year ended December 31, 2000 to 5.2% for the year ended December 31, 2001. The estimated fair value of HCA's total long-term debt was $7.5 billion at December 31, 2001. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities. Based on a hypothetical 1% increase in interest rates, the potential annualized reduction to future pretax earnings would be approximately $23 million. The impact of such a change in interest rates on the fair value of long-term debt would not be significant. The estimated changes to interest expense and the fair value of long-term debt are determined considering the impact of hypothetical interest rates on HCA's borrowing cost and long-term debt balances. To mitigate the impact of fluctuations in interest rates, HCA generally targets a portion of its debt portfolio to be maintained at fixed rates.

HCA is exposed to market risk related to changes in interest rates and the market price of HCA stock with respect to an agreement with a financial institution that resulted in the financial institution investing $400 million (at December 31, 2001) to capitalize an entity that acquired 16.8 million HCA shares. The agreement stipulates that the return on their investment be based on a floating interest rate, which at December 31, 2001 was LIBOR plus 125 basis points. The rate was lowered in February 2002 to LIBOR plus 87.5 basis points due, in part, to Standard & Poor's upgrade of HCA's senior debt rating from BB+ to BBB-. The agreement also stipulates that if the market price of HCA stock closes below $18 per share on the New York Stock Exchange, the financial institution may elect to accelerate repayment of their investment which may result in the sale of all or part of the 16.8 million HCA shares. The 16.8 million HCA shares were registered under a shelf registration that was declared effective during February 2002.

Foreign operations and the related market risks associated with foreign currency are currently insignificant to HCA's results of operations and financial position.

Effects of Inflation and Changing Prices

Various Federal, state and local laws have been enacted that, in certain cases, limit HCA's ability to increase prices. Revenues for acute care hospital services rendered to Medicare patients are established under the Federal government's prospective payment system. Total Medicare revenues approximated 28% in 2001, 28% in 2000 and 29% in 1999 of HCA's total patient revenues.

Management believes that hospital industry operating margins have been, and may continue to be, under significant pressure because of changes in payer mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. In addition, as a result of increasing regulatory and competitive pressures, HCA's ability to maintain operating margins through price increases to non-Medicare patients is limited.

IRS Disputes

HCA is contesting claims for income taxes and related interest proposed by the IRS for prior years aggregating approximately $307 million as of December 31, 2001. Management believes that final resolution of these disputes will not have a material adverse effect on the results of operations or liquidity of HCA. See Note 7—Income Taxes in the notes to consolidated financial statements for a description of the pending IRS disputes.

In October 2001, the Company and the IRS filed Stipulated Settlements with the Tax Court regarding the IRS' proposed disallowance of certain financing costs, systems conversion costs and insurance premiums which were deducted in calculating taxable income and the allocation of costs among fixed assets and goodwill in connection with certain hospitals acquired by the Company in 1995 and 1996. The settlement resulted in the Company's payment of additional tax and interest of $16 million and had no impact on the Company's results of operations.

During the third quarter of 2001, the Company filed an appeal with the United States Court of Appeals, Sixth Circuit with respect to two Tax Court decisions received in 1996 related to the IRS examination of HCA-Hospital Corporation of America's ("Hospital Corporation of America") 1987 through 1988 Federal income tax returns. HCA is contesting the Tax Court decisions related to the method that Hospital Corporation of America used to calculate its tax reserve for doubtful accounts and the timing of deferred income recognition in connection with its sales of certain subsidiaries to Healthtrust Inc.—The Hospital Company in 1987. Neither the Company nor the IRS filed appeals with respect to any other Tax Court decisions received in 1996 and 1997 related to the IRS examination of Hospital Corporation of America's 1981 through 1988 Federal income tax returns. Accordingly, these decisions have become final and Hospital Corporation of America's 1981 through 1986 taxable years are now closed.

During 2000, HCA and the IRS filed a Stipulated Settlement with the Tax Court regarding the IRS' proposed disallowance of certain acquisition-related costs, executive compensation and systems conversion costs which were deducted in calculating taxable income and the methods of accounting used by certain subsidiaries for calculating taxable income related to vendor rebates and governmental receivables. The settlement resulted in the payment of tax and interest of $156 million and had no impact on HCA's results of operations.



HCA Consolidated Income Statements

for the Years Ended December 31, 2001, 2000 and 1999
(Dollars in millions, except per share amounts)

	2001	2000	1999
Revenues	$ 17,953	$ 16,670	$ 16,657
Salaries and benefits	7,279	6,639	6,694
Supplies	2,860	2,640	2,645
Other operating expenses	3,238	3,208	3,306
Provision for doubtful accounts	1,376	1,255	1,269
Depreciation and amortization	1,048	1,033	1,094
Interest expense	536	559	471
Insurance subsidiary gains on sales of investments	(63)	(123)	(55)
Equity in earnings of affiliates	(158)	(126)	(90)
Settlement with Federal government	262	840	—
Gains on sales of facilities	(131)	(34)	(297)
Impairment of long-lived assets	17	117	220
Restructuring of operations and investigation related costs	65	62	116
	16,329	16,070	15,373
Income before minority interests and income taxes	1,624	600	1,284
Minority interests in earnings of consolidated entities	119	84	57
Income before income taxes	1,505	516	1,227
Provision for income taxes	602	297	570
Income before extraordinary charge	903	219	657
Extraordinary charge on extinguishment of debt, net of income tax benefit of $11	17	—	—
Net income	$ 886	$ 219	$ 657
Basic earnings per share:			
Income before extraordinary charge	$ 1.72	$0.39	$ 1.12
Extraordinary charge	(0.03)	—	—
Net income	$ 1.69	$ 0.39	$ 1.12
Diluted earnings per share:			
Income before extraordinary charge	$ 1.68	$ 0.39	$ 1.11
Extraordinary charge	(0.03)	—	—
Net income	$ 1.65	$ 0.39	$ 1.11

The accompanying notes are an integral part of the consolidated financial statements.

HCA Consolidated Balance Sheets

December 31, 2001 and 2000

(Dollars in millions, except per share amounts)

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 85	$ 314
Accounts receivable, less allowance for doubtful accounts of $1,812 and $1,583	2,420	2,211
Inventories	423	396
Income taxes receivable	93	197
Other	1,120	1,335
	4,141	4,453
Property and equipment, at cost:		
Land	966	793
Buildings	6,076	6,021
Equipment	7,530	7,045
Construction in progress	650	431
	15,222	14,290
Accumulated depreciation	(6,303)	(5,810)
	8,919	8,480
Investments of insurance subsidiary	1,453	1,371
Investments in and advances to affiliates	680	779
Intangible assets, net of accumulated amortization of $973 and $785	2,051	2,155
Other	486	330
	$ 17,730	$ 17,568
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 755	$ 693
Accrued salaries	386	352
Other accrued expenses	986	1,135
Government settlement accrual	250	840
Long-term debt due within one year	807	1,121
	3,184	4,141
Long-term debt	6,553	5,631
Professional liability risks, deferred taxes and other liabilities	2,268	2,050
Minority interests in equity of consolidated entities	563	572
Company-obligated mandatorily redeemable securities of affiliate holding solely Company securities	400	—
Forward purchase contracts and put options	—	769
Stockholders' equity:		
Common stock $0.01 par; authorized 1,600,000,000 voting shares and 50,000,000 nonvoting shares; 488,297,200 outstanding voting shares and 21,000,000 nonvoting shares—2001 and 521,991,700 voting shares and 21,000,000 nonvoting shares—2000	5	5
Other	7	9
Accumulated other comprehensive income	18	52
Retained earnings	4,732	4,339
	4,762	4,405
	$ 17,730	$ 17,568

The accompanying notes are an integral part of the consolidated financial statements.

HCA Consolidated Statements of Stockholders' Equity

for the Years Ended December 31, 2001, 2000 and 1999
(Dollars in millions)

	Common Stock		Capital in Excess of Par Value	Other	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Shares (000)	Par Value					
Balances, December 31, 1998	642,578	$ 6	$ 3,498	$ 11	$ 80	$ 3,986	$ 7,581
Comprehensive income:							
Net income						657	657
Other comprehensive loss:							
Net unrealized losses on investment securities					(18)		(18)
Foreign currency translation adjustments					(9)		(9)
Total comprehensive income					(27)	657	630
Cash dividends						(44)	(44)
Stock repurchases	(81,855)		(1,930)				(1,930)
Stock options exercised, net	719		15	(1)			14
Employee benefit plan issuances	2,840		56				56
Spin-offs of LifePoint and Triad			(687)				(687)
Other	(9)		(1)	(2)			(3)
Balances, December 31, 1999	564,273	6	951	8	53	4,599	5,617
Comprehensive income:							
Net income						219	219
Other comprehensive income (loss):							
Net unrealized losses on investment securities					(6)		(6)
Foreign currency translation adjustments					5		5
Total comprehensive income					(1)	219	218
Cash dividends						(44)	(44)
Stock repurchases	(30,363)	(1)	(873)				(874)
Stock options exercised, net	6,564		191				191
Employee benefit plan issuances	2,431		52				52
Reclassification of forward purchase contracts and put options to temporary equity			(334)			(435)	(769)
Other	87		13	1			14
Balances, December 31, 2000	542,992	5	—	9	52	4,339	4,405
Comprehensive income:							
Net income						886	886
Net unrealized losses on investment securities					(34)		(34)
Total comprehensive income					(34)	886	852
Cash dividends						(42)	(42)
Stock repurchases	(42,934)					(738)	(738)
Stock options exercised, net	7,629					239	239
Employee benefit plan issuances	1,549					52	52
Other	61			(2)		(4)	(6)
Balances, December 31, 2001	509,297	$ 5	$ —	$ 7	$ 18	$ 4,732	$ 4,762

The accompanying notes are an integral part of the consolidated financial statements.

HCA Consolidated Statements of Cash Flows

for the Years Ended December 31, 2001, 2000 and 1999
(Dollars in millions)

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 886	$ 219	$ 657
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for doubtful accounts	1,376	1,255	1,269
Depreciation and amortization	1,048	1,033	1,094
Income taxes	412	(219)	(66)
Settlement with Federal government	(580)	840	—
Gains on sales of facilities	(131)	(34)	(297)
Impairment of long-lived assets	17	117	220
Increase (decrease) in cash from operating assets and liabilities:			
Accounts receivable	(1,603)	(1,678)	(1,463)
Inventories and other assets	(39)	90	(119)
Accounts payable and accrued expenses	45	(147)	(110)
Other	(18)	71	38
Net cash provided by operating activities	1,413	1,547	1,223
Cash flows from investing activities:			
Purchase of property and equipment	(1,370)	(1,155)	(1,287)
Acquisition of hospitals and health care entities	(239)	(350)	—
Spin-off of facilities to stockholders	—	—	886
Disposal of hospitals and health care entities	519	327	805
Change in investments	(167)	106	565
Other	(43)	(15)	(44)
Net cash provided by (used in) investing activities	(1,300)	(1,087)	925
Cash flows from financing activities:			
Issuance of long-term debt	1,750	2,980	1,037
Net change in revolving credit facility	555	(500)	200
Repayment of long-term debt	(1,697)	(2,058)	(1,572)
Repurchases of common stock	(1,506)	(874)	(1,931)
Issuances of common stock	213	197	47
Issuance of mandatorily redeemable securities of affiliate	400	—	—
Payment of cash dividends	(42)	(44)	(44)
Other	(15)	(37)	8
Net cash used in financing activities	(342)	(336)	(2,255)
Change in cash and cash equivalents	(229)	124	(107)
Cash and cash equivalents at beginning of period	314	190	297
Cash and cash equivalents at end of period	$ 85	$ 314	$ 190
Interest payments	$ 558	$ 489	$ 475
Income tax payments, net of refunds	$ 179	$ 516	$ 634

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1—ACCOUNTING POLICIES

Reporting Entity

HCA Inc., is a holding company whose affiliates own and operate hospitals and related health care entities. The term "affiliates" includes direct and indirect subsidiaries of HCA Inc. and partnerships and joint ventures in which such subsidiaries are partners. At December 31, 2001, these affiliates owned and operated 178 hospitals, 76 freestanding surgery centers and provided extensive outpatient and ancillary services. Affiliates of HCA are also partners in joint ventures that own and operate six hospitals and three freestanding surgery centers, which are accounted for using the equity method. The Company's facilities are located in 23 states, England and Switzerland. The terms "HCA" or the "Company" as used in this annual report refer to HCA Inc. and its affiliates unless otherwise stated or indicated by context.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The consolidated financial statements include all subsidiaries and entities controlled by HCA. "Control" is generally defined by HCA as ownership of a majority of the voting interest of an entity. Significant intercompany transactions have been eliminated. Investments in entities that HCA does not control, but in which it has a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

HCA has completed various acquisitions and joint venture transactions that have been recorded under the purchase method of accounting. Accordingly, the accounts of these entities have been consolidated with those of HCA for periods subsequent to the acquisition of controlling interests.

Revenues

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from the patients and third-party payers, including Federal and state agencies (under the Medicare, Medicaid and Tricare programs), managed care health plans, commercial insurance companies and employers. Estimates of contractual allowances under managed care health plans are based upon the payment terms specified in the related contractual agreement. Managed care agreements' contractual payment terms are generally based upon predetermined rates per diagnosis, per diem rates or discounted fee-for-service rates.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount. The estimated reimbursement amounts are adjusted in subsequent periods as cost reports are prepared and filed and as final settlements are determined (in relation to certain government programs, primarily Medicare, this is generally referred to as the "cost report" filing and settlement process). The adjustments to estimated reimbursement amounts resulted in increases to revenues of $105 million, $168 million and $94 million in 2001, 2000 and 1999, respectively. In association with the ongoing Federal investigations into certain of HCA's business practices, the applicable governmental agencies had substantially ceased the processing of final settlements of HCA's cost reports. Since the cost reports were not being settled, HCA has not been receiving the updated information, which prior to 1998, was the basis used by HCA to adjust estimated settlement amounts. During 2000, the governmental agencies and their fiscal intermediaries resumed the cost report audit process and the audits that have been conducted have been more intensive than in years prior to the inception of the ongoing Federal investigations. HCA, as well as all hospitals nationwide, has been unable to file Medicare cost reports for periods ending on or after August 1, 2000 due to delays being experienced by Medicare fiscal intermediaries in furnishing payment reports to hospitals. The Centers for Medicare and Medicaid Services expects Medicare fiscal intermediaries to be able to issue the payment reports to hospitals that will enable hospitals to file these delayed cost reports between May 2002 and December 2002. Management believes that adequate provisions have been made for adjustments that may result from final determination of amounts earned under these programs.

HCA provides care without charge to patients who are financially unable to pay for the health care services they receive. Because HCA does not pursue collection of amounts determined to qualify as charity care, they are not reported in revenues.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with a maturity of three months or less when purchased. Carrying values of cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

Accounts Receivable

HCA receives payments for services rendered from Federal and state agencies (under the Medicare, Medicaid and Tricare programs), managed care health plans, commercial insurance companies, employers and patients. During both years ended December 31, 2001 and 2000, approximately 28% of HCA's revenues related to patients participating in the Medicare program. HCA recognizes that revenues and receivables from government agencies are significant to its operations, but does not believe that there are significant credit risks associated with these government agencies. HCA does not believe that there are any other significant concentrations of revenues from any particular payer that would subject it to any significant credit risks in the collection of its accounts receivable.

Additions to the allowance for doubtful accounts are made by means of the provision for doubtful accounts. Accounts written off as uncollectible are deducted from the allowance and subsequent recoveries are added.

The amount of the provision for doubtful accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, trends in Federal and state governmental health care coverage and other collection indicators. The primary tool used in management's assessment is an annual, detailed review of historical collections and write-offs at facilities that represent a majority of the Company's revenues and accounts receivable. The results of the detailed review of historical collections and write-offs experience, adjusted for changes in trends and conditions, are used to evaluate the allowance amount for the current period.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Long-Lived Assets

Depreciation expense, computed using the straight-line method, was $961 million in 2001, $931 million in 2000 and $976 million in 1999. Buildings and improvements are depreciated over estimated useful lives ranging generally from 10 to 40 years. Estimated useful lives of equipment vary generally from 4 to 10 years.

Intangible assets consist primarily of costs in excess of the fair value of identifiable net assets of acquired entities (goodwill) and have been amortized using the straight-line method, generally over periods ranging from 30 to 40 years for hospital acquisitions and periods ranging from 5 to 20 years for physician practice, clinic and other acquisitions. Noncompete agreements and debt issuance costs are amortized based upon the lives of the respective contracts or loans.

When events, circumstances or operating results indicate that the carrying values of certain long-lived assets and the related identifiable intangible assets might be impaired, HCA prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value is estimated based upon internal evaluations of each market that include quantitative analyses of net revenue and cash flows, reviews of recent sales of similar facilities and market responses based upon discussions with and offers received from potential buyers. The market responses are usually considered to provide the most reliable estimates of fair value.

Professional Liability Insurance Claims

A substantial portion of HCA's professional liability risks is insured through a wholly-owned insurance subsidiary of HCA, which is funded annually. Allowances for professional liability risks were $1.5 billion and $1.4 billion at December 31, 2001 and 2000, respectively. Provisions for losses related to professional liability risks are based upon actuarially determined estimates. Loss and loss expense allowances represent the estimated ultimate net cost of all reported and unreported losses incurred through the respective balance sheet dates. The allowances for unpaid losses and loss expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. The changes to the estimated allowances are included in current operating results. Although considerable variability is inherent in such estimates, management believes that the allowances for losses and loss expenses are adequate; however, there can be no assurance that the ultimate liability will not exceed management's estimates.

HCA's health care facilities are insured by the wholly-owned insurance subsidiary for losses up to $25 million per occurrence, a portion of which is reinsured with unrelated commercial carriers. Professional and general liability risks above $1.8 million retention per occurrence for 2000, $6.8 million retention per occurrence for 2001 and $10 million retention per occurrence for 2002 have been reinsured. The obligations covered by the reinsurance contracts remain on the balance sheet as the subsidiary remains liable to the extent that the reinsurers do not meet their obligations under the reinsurance contracts. The amounts receivable for the reinsurance contracts of $313 million and $230 million at December 31, 2001, and 2000, respectively, are included in other assets. In addition, deferred gains from retroactive reinsurance of $15 million and $21 million are included in other liabilities at December 31, 2001 and 2000, respectively, and will be recognized over the estimated recovery period using the interest method.

Investments of Insurance Subsidiary

At December 31, 2001 and 2000, all of the investments of HCA's wholly-owned insurance subsidiary were classified as "available-for-sale" as defined in Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

Minority Interests in Consolidated Entities

The consolidated financial statements include all assets, liabilities, revenues and expenses of less than 100% owned entities controlled by HCA. Accordingly, management has recorded minority interests in the earnings and equity of such entities.

HCA is a party to several partnership agreements that include provisions for the redemption of minority interests using specified valuation techniques.

Related Party Transactions

MedCap Properties, LLC ("MedCap")

In December 2000, HCA transferred 116 medical office buildings ("MOBs") to MedCap. HCA received approximately $250 million and a minority interest (approximately 48%) in MedCap in the transaction. MedCap is a private company that was formed by HCA and other investors to acquire the buildings. HCA did not recognize a gain or loss on the transaction. The Chief Manager of MedCap, who is also a member of the MedCap board of governors, is a relative of a Director and former executive officer of the Company.

HCA leases certain office space from MedCap and during 2001, paid MedCap $17.1 million in rents for such leased office space. HCA reserves certain rights of control and approval with respect to the leasing, operation and maintenance of the MOBs transferred to MedCap. In return for these rights, HCA has provided MedCap with a contingent guaranty of a specified level of net operating income, defined as rental income less operating expenses. This agreement relates to the majority of the MOBs transferred to MedCap and no payments were required under the agreement during 2001. HCA has also provided special credit enhancement under separate operations and support agreements related to certain MOBs that are newly constructed or have relatively low occupancy rates. HCA incurred costs of $3.2 million under these agreements during 2001, and HCA expects that the costs to be incurred in future periods will not have a material impact on its results of operations. The term for the operations and support agreements is for five years and is extendable indefinitely at HCA's option.

MedCap has the option to require HCA to purchase the affiliated MOBs with respect to an HCA hospital that is closed or replaced. The purchase price for affiliated MOBs under the option agreement is the greater of their aggregate current fair value or their aggregate book value at MedCap's formation date. During 2001, HCA repurchased two MOBs from MedCap that were affiliated with hospital facilities that HCA planned to sell. The aggregate purchase price of $4.5 million exceeded HCA's allocation of its investment book value for the two MOBs by $1.9 million. MedCap also has rights of first offer on any future MOBs developed by HCA or its affiliates and on the disposition by HCA and its affiliates of any existing MOB associated with HCA hospitals, in geographic markets covered by MedCap.

LifePoint Hospitals, Inc. ("LifePoint") and Triad Hospitals, Inc. ("Triad")

In May 1999, HCA completed the spin-offs of LifePoint and Triad (the "Spin-offs") through the distribution of shares of LifePoint common stock and Triad common stock to the HCA stockholders. In connection with the Spin-offs, HCA entered into agreements to provide financial, clinical, patient accounting, network information and risk management services to LifePoint and Triad. The agreements have terms expiring in May 2006. For the years ended December 31, 2001 and 2000, HCA received $11.6 million and $11.0 million, respectively, from LifePoint and $35.6 million and $26.2 million, respectively, from Triad pursuant to these agreements. The fees provided for in the agreements are intended to be market competitive based on HCA's costs incurred in providing the services. During 2000, HCA sold a hospital facility to LifePoint for a sales price of $51 million and realized a pretax gain of $18 million. During 2001, HCA sold a hospital facility to LifePoint for a sales price of $19 million and realized a pretax gain of $3 million. The Company believes the sales of the hospital facilities to LifePoint were on terms no less favorable to the Company than those which would have been obtained from an unaffiliated party.

Medibuy, Inc. ("Medibuy")

In 1999, HCA formed a strategic internet initiative, known as empactHealth.com, aimed at improving efficiencies in the procurement of goods and supplies by its hospitals. In January 2001, empactHealth merged with Medibuy, an unrelated competitor of empactHealth. As a result of the merger, HCA owns approximately 17% and its directors and certain members of its management own approximately 2% of Medibuy. The Company has implemented a plan to eliminate the HCA management and directors ownership in Medibuy at fair value during 2002. An officer of HCA also serves as HCA's designee on Medibuy's board of directors. HCA has entered into agreements with Medibuy pursuant to which Medibuy provides access to its e-commerce system. The agreements have five-year terms and provide for an annual software license fee of $10,000 per facility for 2002, subject to a minimum fee of $2.0 million for 2002, and $5,000 per facility annually thereafter, subject to a minimum fee of $1.0 million for 2003, until such time as HCA transitions to an alternative provider. The agreements also require HCA to pay a transaction fee for any transactions effected through the Medibuy marketplace. During 2001, HCA reduced the carrying value for its investment in Medibuy to fair value, based upon estimates of sales values, for a non-cash pretax charge of $17 million ($10 million after tax). In January 2002, HCA agreed to invest up to $3 million in Medibuy during 2002, $1 million of which was funded in March 2002. The Company believes its transactions with Medibuy are on terms no less favorable to the Company than those which would be obtained from an unaffiliated party.

HealthStream, Inc. ("HealthStream")

In October 2001, HCA entered into an amended agreement with HealthStream to purchase internet-based education and training services. The agreement has a four-year term and provides for minimum fees of $2.5 million per year, with total minimum fees of $12 million over the four-year term. During 2001, the Company paid HealthStream $1.5 million, which represented approximately 11% of HealthStream's net revenues. The Chief Executive Officer, President and Chairman of the Board of Directors of HealthStream is a relative of a Director and former executive officer of HCA. The Company believes its transactions with HealthStream are on terms no less favorable to the Company than those which would be obtained from an unaffiliated party.

Stock Based Compensation

HCA applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock benefit plans. Accordingly, no compensation cost has been recognized for HCA's stock options granted under the plans because the exercise prices for options granted were equal to the quoted market prices on the option grant dates and all option grants were to employees or directors.

Derivatives

Effective January 1, 2001, HCA adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS 133"). SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, be recognized on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. In accordance with the provisions of SFAS 133, HCA designated its outstanding interest rate swap agreements as fair value hedges. HCA determined that the current agreements are highly effective in offsetting the fair value changes in a portion of HCA's debt portfolio. These derivatives and the related hedged debt amounts have been recognized in the financial statements at their respective fair values.

Recent Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 141, all business combinations initiated after June 30, 2001 are accounted for using the purchase method of accounting. Under the provisions of SFAS 142, goodwill will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. HCA will adopt SFAS 142 effective January 1, 2002 and the Company does not expect any material amounts of goodwill to be determined to be impaired; however, the adoption of SFAS 142 will have a material effect on future results of operations, as goodwill will not be amortized and the effective tax rate is expected to decrease. The following table shows HCA's net income for the years ended December 31, 2001, 2000 and 1999 on a pro forma basis as if the cessation of goodwill amortization had occurred as of January 1, 1999 (dollars in millions, except per share amounts):

	2001	2000	1999
Income before extraordinary charge, as reported	$ 903	$ 219	$ 657
Goodwill amortization, net of applicable income tax benefits	69	73	83
Pro forma income before extraordinary charge	972	292	740
Extraordinary charge	17	—	—
Pro forma net income	$ 955	$ 292	$ 740
Basic earnings per share:			
Income before extraordinary charge, as reported	$ 1.72	$ 0.39	$ 1.12
Goodwill amortization, net of applicable income tax benefits	0.13	0.13	0.15
Pro forma income before extraordinary charge	1.85	0.52	1.27
Extraordinary charge	(0.03)	—	—
Pro forma net income	$ 1.82	$ 0.52	$ 1.27
Diluted earnings per share:			
Income before extraordinary charge, as reported	$ 1.68	$ 0.39	$ 1.11
Goodwill amortization, net of applicable income tax benefits	0.13	0.13	0.15
Pro forma income before extraordinary charge	1.81	0.52	1.26
Extraordinary charge	(0.03)	—	—
Pro forma net income	$ 1.78	$ 0.52	$ 1.26

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144").

SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS 143 will not have a material impact on its results of operations and financial position upon adoption. HCA plans to adopt SFAS 143 effective January 1, 2003.

SFAS 144 establishes a single accounting model for the impairment of long-lived assets, including discontinued operations. SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and Accounting Principle Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001 and, in general, are to be applied prospectively. HCA does not expect that the adoption will have a material impact on its results of operations and financial position.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

NOTE 2—INVESTIGATIONS AND SETTLEMENT OF CERTAIN GOVERNMENT CLAIMS

HCA continues to be the subject of governmental investigations and litigation relating to its business practices. Additionally, HCA is a defendant in several *qui tam* actions brought by private parties on behalf of the United States of America.

In December 2000, HCA entered into a Plea Agreement with the Criminal Division of the Department of Justice and various U.S. Attorney's Offices (the "Plea Agreement") and a Civil and Administrative Settlement Agreement with the Civil Division of the Department of Justice (the "Civil Agreement"). The agreements resolve all Federal criminal issues outstanding against HCA and certain issues involving Federal civil claims by or on behalf of the government against HCA relating to DRG coding, outpatient laboratory billing and home health issues. The civil issues that are not covered by the Civil Agreement and remain outstanding include claims related to cost reports and physician relation issues. The Civil Agreement was approved by the Federal District Court of the District of Columbia in August 2001. HCA paid the government $95 million, as provided by the Plea Agreement, during the first quarter of 2001 and paid $745 million (plus $60 million of accrued interest), as provided by the Civil Agreement, during the third quarter of 2001. HCA also entered into a Corporate Integrity Agreement ("CIA") with the Office of Inspector General of the Department of Health and Human Services.

Under the Civil Agreement, HCA's existing Letter of Credit Agreement with the Department of Justice was reduced from $1 billion to $250 million at the time of the settlement payment. Any future civil settlement or court ordered payments related to cost report or physician relations issues will reduce the remaining amount of the letter of credit dollar for dollar. The amount of any such future settlement or court ordered payments is not related to the remaining amount of the letter of credit.

HCA remains the subject of a formal order of investigation by the Securities and Exchange Commission (the "SEC"). HCA understands that the investigation includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the Federal securities laws.

HCA continues to cooperate in the governmental investigations. Given the scope of the investigations and current litigation, HCA anticipates continued investigative activity to occur in these and other jurisdictions in the future.

While management remains unable to predict the outcome of any of the investigations and litigation or the initiation of any additional investigations or litigation, were HCA to be found in violation of Federal or state laws relating to Medicare, Medicaid or similar programs or breach of the CIA, HCA could be subject to substantial monetary fines, civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs. Any such sanctions or expenses could have a material adverse effect on HCA's financial position, results of operations and liquidity. See Note 12—Contingencies and Note 19—Subsequent Event—Understanding Regarding Claims for Medicare Reimbursement.

NOTE 3—FACILITY SALES

During 2001, HCA recognized pretax gains of $52 million ($28 million after-tax) on the sales of three consolidating hospitals and HCA's interests in two non-consolidating hospitals. HCA also recognized a pretax gain of $79 million ($48 million after-tax) on the sale of a provider of specialty managed care benefit programs. During 2000, HCA recognized a pretax gain of $34 million ($16 million after-tax) on the sales of three consolidating hospitals. During 1999, HCA recognized a net pretax gain of $297 million ($164 million after-tax) on the sales of three hospitals and certain related health care facilities. Proceeds from the sales were used to repay bank borrowings.

NOTE 4—IMPAIRMENTS OF LONG-LIVED ASSETS

During 2001, HCA reduced the carrying value for its investment in a non-hospital, equity method joint venture to fair value, based upon estimates of sales value, for a non-cash, pretax charge of $17 million ($10 million after-tax). This joint ventures' impact on HCA's operations was not significant.

During 2000, HCA management identified and initiated plans to sell or replace four consolidating hospitals and certain other assets. The carrying value for the hospitals and other assets expected to be sold was reduced to fair value of $40 million, based upon estimates of sales values, for a total non-cash, pretax charge of $117 million ($80 million after-tax). The consolidating hospitals for which the impairment charge was recorded had revenues (through the date of sale) of $162 million, $198 million and $190 million for the years ended December 31, 2001, 2000, and 1999, respectively. These facilities reported net income (through the date of sale) before the pretax impairment charge and income taxes of $10 million, $5 million and $6 million for the years ended December 31, 2001, 2000, and 1999, respectively. During 2001, HCA sold one of these consolidating hospitals, and the proceeds approximated the carrying value.

During 1999, HCA management identified and initiated, or revised, plans to divest or close 23 consolidating hospitals and four non-consolidating hospitals. The carrying value for the hospitals and other assets expected to be sold was reduced to fair value of $217 million, based upon estimates of sales values, for a total non-cash, pretax charge of $220 million ($194 million after-tax). The hospitals and other assets for which the impairment charge was recorded had revenues (through the date of sale or closure) of $100 million, $189 million and $580 million for the years ended December 31, 2001, 2000 and 1999, respectively. These facilities incurred losses before the pretax impairment charge and income tax benefits (through the date of sale or closure) of $8 million, $15 million and $57 million for the years ended December 31, 2001, 2000 and 1999, respectively. During 1999 and 2000, HCA sold or closed 15 consolidating hospitals and the four non-consolidating hospitals that had been identified for divestiture. During 2000, it was determined that one consolidating hospital that had been identified to be sold would not be sold. The facilities spun-off to Triad in 1999 included four of the consolidating hospitals on which impairment charges had been recorded. HCA completed the sales of the three remaining hospitals during 2001. The proceeds from the sales approximated the carrying values and were used to repay bank borrowings.

Management's estimates of sales values are generally based upon internal evaluations of each market that include quantitative analyses of net revenues and cash flows, reviews of recent sales of similar facilities and market responses based upon discussions with and offers received from potential buyers. The market responses are usually considered to provide the most reliable estimates of fair value.

The asset impairment charges did not have a significant impact on the Company's cash flows and are not expected to significantly impact cash flows for future periods. The impaired facilities are classified as "held for use" because economic and operational considerations justify operating the facilities and marketing them as operating enterprises, therefore depreciation has not been suspended. As a result of the write-downs, depreciation expense related to these assets will decrease in future periods. In the aggregate, the net effect of the change in depreciation expense is not expected to have a material effect on operating results for future periods.

The impairment charges affected HCA's asset categories, as follows (dollars in millions):

	2001	2000	1999
Property and equipment	$ —	$ 73	$ 122
Intangible assets	—	21	82
Investments in and advances to affiliates	17	23	16
	$ 17	$ 117	$ 220

The impairment charges affected HCA's operating segments, as follows (dollars in millions):

	2001	2000	1999
Eastern Group	$ —	$ 85	$ 6
Western Group	—	11	7
Corporate and other	17	13	14
Spin-offs	—	—	34
National Group	—	8	159
	$ 17	$ 117	$ 220

NOTE 5—RESTRUCTURING OF OPERATIONS AND INVESTIGATION RELATED COSTS

During 2001, 2000 and 1999, HCA recorded the following pretax charges in connection with the restructuring of operations and investigation related costs, as discussed in Note 2—Investigations and Settlement of Certain Government Claims (in millions).

	2001	2000	1999
Professional fees related to investigations	$ 54	$ 51	$ 77
Severance costs	—	—	5
Other	11	11	34
	$ 65	$ 62	$ 116

The professional fees related to investigations represent incremental legal and accounting expenses that are being recognized on the basis of when the costs are incurred. The severance amount in 1999 related primarily to a small group of executives associated with operations or functions that were ceased or divested. In 1999, HCA accrued $6 million for lease commitments related to the closure of a leased hospital in HCA's Eastern Group. The liability balance for accrued severance and lease commitments was $4 million at December 31, 2001.

NOTE 6—ACQUISITIONS

During 2001 and 2000, HCA acquired various hospitals and related health care entities (or controlling interests in such entities), all of which were recorded using the purchase method. The aggregate purchase price of these transactions was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The consolidated financial statements include the accounts and operations of acquired entities for periods subsequent to the respective acquisition dates.

The following is a summary of hospitals and other health care entities acquired during 2001 and 2000 (dollars in millions):

	2001	2000
Number of hospitals	2	7
Number of licensed beds	543	760
Purchase price information:		
Hospitals:		
Fair value of assets acquired	$ 99	$ 325
Liabilities assumed	(9)	(95)
Net assets acquired	90	230
Other health care entities acquired	149	120
Net cash paid	$ 239	$ 350

The purchase price paid in excess of the fair value of identifiable net assets of acquired entities aggregated $127 million in 2001 and $110 million in 2000.

The pro forma effect of these acquisitions on HCA's results of operations for the periods prior to the respective acquisition dates was not significant.

NOTE 7—INCOME TAXES

The provision for income taxes consists of the following (dollars in millions):

	2001	2000	1999
Current:			
Federal	$ 299	$ 442	$ 517
State	51	77	90
Foreign	7	14	3
Deferred:			
Federal	221	(231)	(37)
State	54	(43)	(6)
Foreign	13	(5)	3
Change in valuation allowance	(43)	43	—
	$ 602	$ 297	$ 570

A reconciliation of the Federal statutory rate to the effective income tax rate follows:

	2001	2000	1999
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal income tax benefit	4.1	5.0	4.5
Non-deductible intangible assets	1.6	5.7	7.5
Valuation allowance	(2.6)	7.5	—
Settlement with Federal government	—	6.5	—
Other items, net	1.8	(2.1)	(0.5)
Effective income tax rate	39.9%	57.6%	46.5%

The tax benefits associated with nonqualified stock options increased the current tax receivable by $60 million, $40 million, and $3 million in 2001, 2000, and 1999, respectively. Such benefits were recorded as increases to additional paid-in capital.

A summary of the items comprising the deferred tax assets and liabilities at December 31 follows (dollars in millions):

	2001		2000	
	Assets	Liabilities	Assets	Liabilities
Depreciation and fixed asset basis differences	$ —	$ 514	$ —	$ 405
Allowances for professional and general liability and other risks	231	—	249	—
Doubtful accounts	592	—	511	—
Compensation	126	—	125	—
Settlement with Federal government	92	—	290	—
Other	196	380	205	368
	1,237	894	1,380	773
Valuation allowance	—	—	(43)	—
	$ 1,237	$ 894	$ 1,337	$ 773

Deferred income taxes of $781 million and $1.007 billion at December 31, 2001 and 2000, respectively, are included in other current assets. Noncurrent deferred income tax liabilities totaled $438 million and $443 million at December 31, 2001 and 2000, respectively.

At December 31, 2001, state net operating loss carryforwards (expiring in years 2002 through 2020) available to offset future taxable income approximated $1.049 billion. Utilization of net operating loss carryforwards in any one year may be limited and, in certain cases, result in an adjustment to intangible assets. Net deferred tax assets related to such carryforwards are not significant.

IRS Disputes

HCA is currently contesting before the Appeals Division of the Internal Revenue Service (the "IRS"), the United States Tax Court (the "Tax Court") and the United States Court of Federal Claims certain claimed deficiencies and adjustments proposed by the IRS in conjunction with its examinations of HCA's 1994-1998 Federal income tax returns, Columbia Healthcare Corporation's ("CHC") 1993 and 1994 Federal income tax returns, HCA-Hospital Corporation of America, Inc.'s ("Hospital Corporation of America") 1981 through 1988 and 1991 through 1993 Federal income tax returns and Healthtrust, Inc.-The Hospital Company's ("Healthtrust") 1990 through 1994 Federal income tax returns. The disputed items include the amount of gain or loss recognized on the divestiture of certain non-core business units in 1998 and the allocation of costs among fixed assets and goodwill in connection with certain hospitals acquired by HCA in 1995 and 1996. The IRS is claiming an additional $307 million in income taxes and interest through December 31, 2001.

In October 2001, the Company and the IRS filed Stipulated Settlements with the Tax Court regarding the IRS' proposed disallowance of certain financing costs, systems conversion costs and insurance premiums which were deducted in calculating taxable income and the allocation of costs among fixed assets and goodwill in connection with certain hospitals acquired by the Company in 1995 and 1996. The settlement resulted in the Company's payment of additional tax and interest of $16 million and had no impact on the Company's results of operations.

During the third quarter of 2001, the Company filed an appeal with the United States Court of Appeals, Sixth Circuit with respect to two Tax Court decisions received in 1996 related to the IRS examination of Hospital Corporation of America's 1987 through 1988 Federal income tax returns. HCA is contesting the Tax Court decisions related to the method that Hospital Corporation of America used to calculate its tax reserve for doubtful accounts and the timing of deferred income recognition in connection with its sales of certain subsidiaries to Healthtrust in 1987. Neither the Company nor the IRS filed appeals with respect to any other Tax Court decisions received in 1996 and 1997 related to the IRS examination of Hospital Corporation of America's 1981 through 1988 Federal income tax returns. Accordingly, these decisions have become final and Hospital Corporation of America's 1981 through 1986 taxable years are now closed.

During the first quarter of 2000, HCA and the IRS filed a Stipulated Settlement with the Tax Court regarding the IRS' proposed disallowance of certain acquisition-related costs, executive compensation and systems conversion costs which were deducted in calculating taxable income and the methods of accounting used by certain subsidiaries for calculating taxable income related to vendor rebates and governmental receivables. The settlement resulted in HCA's payment of tax and interest of $156 million and had no impact on HCA's results of operations.

During the first quarter of 2001, the IRS began an examination of HCA's 1999 through 2000 Federal income tax returns. HCA is presently unable to estimate the amount of any additional income tax and interest that the IRS may claim upon completion of this examination.

Management believes that adequate provisions have been recorded to satisfy final resolution of the disputed issues. Management believes that HCA, CHC, Hospital Corporation of America and Healthtrust properly reported taxable income and paid taxes in accordance with applicable laws and agreements established with the IRS during previous examinations and that final resolution of these disputes will not have a material adverse effect on the results of operations or financial position.

NOTE 8—EARNINGS PER SHARE

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding, plus the dilutive effect of outstanding stock options and other stock awards using the treasury stock method and the assumed net-share settlement of structured repurchases of common stock.

The following table sets forth the computation of basic and diluted earnings per share (dollars in millions, except per share amounts and shares in thousands):

	2001	2000	1999
Income before extraordinary charge	$ 903	$ 219	$ 657
Weighted average common shares outstanding	524,112	555,553	585,216
Effect of dilutive securities:			
Stock options	12,446	9,390	3,865
Other	1,619	2,742	1,948
Shares used for diluted earnings per share	538,177	567,685	591,029
Earnings per share:			
Basic earnings per share	$ 1.72	$ 0.39	$ 1.12
Diluted earnings per share	$ 1.68	$ 0.39	$ 1.11

NOTE 9—INVESTMENTS OF INSURANCE SUBSIDIARY

A summary of the insurance subsidiary's investments at December 31 follows (dollars in millions):

	2001			
		Unrealized Amounts		
	Amortized Cost	Gains	Losses	Fair Value
Debt securities:				
United States Government	$ 4	$ —	$ —	$ 4
States and municipalities	804	26	(2)	828
Mortgage-backed securities	103	3	—	106
Corporate and other	101	2	(1)	102
Money market funds	84	—	—	84
Redeemable preferred stocks	5	—	—	5
	1,101	31	(3)	1,129
Equity securities:				
Perpetual preferred stocks	11	—	(1)	10
Common stocks	560	81	(77)	564
	571	81	(78)	574
	$ 1,672	$ 112	$ (81)	1,703
Amounts classified as current assets				(250)
Investment carrying value				$ 1,453

	2000			
		Unrealized Amounts		
	Amortized Cost	Gains	Losses	Fair Value
Debt securities:				
United States Government	$ 4	$ —	$ —	$ 4
States and municipalities	761	23	(1)	783
Mortgage-backed securities	108	2	—	110
Corporate and other	157	1	—	158
Money market funds	160	—	—	160
Redeemable preferred stocks	33	1	(1)	33
	1,223	27	(2)	1,248
Equity securities:				
Perpetual preferred stocks	24	—	(1)	23
Common stocks	341	88	(29)	400
	365	88	(30)	423
	$ 1,588	$ 115	$ (32)	1,671
Amounts classified as current assets				(300)
Investment carrying value				$ 1,371

The fair value of investment securities is generally based on quoted market prices.

Scheduled maturities of investments in debt securities at December 31, 2001 were as follows (dollars in millions):

	Amortized Cost	Fair Value
Due in one year or less	$ 116	$ 116
Due after one year through five years	266	277
Due after five years through ten years	311	318
Due after ten years	305	312
	998	1,023
Mortgage-backed securities	103	106
	$ 1,101	$ 1,129

The average expected maturity of the investments in debt securities listed above approximated 4.3 years at December 31, 2001. Expected and scheduled maturities may differ because the issuers of certain securities may have the right to call, prepay or otherwise redeem such obligations.

The tax equivalent yield on investments (including common stocks) averaged 9% for 2001, 14% for 2000 and 9% for 1999. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of certain investment income not being subject to taxation.

The cost of securities sold is based on the specific identification method. Sales of securities for the years ended December 31 are summarized below (dollars in millions):

	2001	2000	1999
Debt securities:			
Cash proceeds	$ 155	$ 395	$ 514
Gross realized gains	5	4	2
Gross realized losses	2	7	5
Equity securities:			
Cash proceeds	$ 412	$ 425	$ 200
Gross realized gains	95	160	109
Gross realized losses	35	34	51

NOTE 10—DERIVATIVES

HCA has entered into interest rate swap agreements to manage its exposure to fluctuations in interest rates. These swap agreements involve the exchange of fixed and variable rate interest payments between two parties based on common notional principal amounts and maturity dates. Pay-floating swaps effectively convert fixed rate obligations to LIBOR indexed variable rate instruments. The notional amounts and interest payments in these agreements match the cash flows of the related liabilities. The notional amounts of the swap agreements represent amounts used to calculate the exchange of cash flows and are not assets or liabilities of HCA. Any market risk or opportunity associated with these swap agreements is offset by the opposite market impact on the related debt. HCA's credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions. The interest payments under these agreements are settled on a net basis.

The following table sets forth HCA's derivative financial instruments at December 31, 2001 (dollars in millions):

	Notional Amount	Termination Date	Fair Value
Pay-floating interest rate swap	$ 150	March 2004	$ 3
Pay-floating interest rate swap	$ 125	September 2003	$ 3

The fair value of the interest rate swaps at December 31, 2001 represents the estimated amounts HCA would have received upon termination of these agreements.

NOTE 11—LONG-TERM DEBT

A summary of long-term debt at December 31, including related interest rates at December 31, 2001, follows (dollars in millions):

	2001	2000
Senior collateralized debt (rates generally fixed, averaging 8.4%) payable in periodic installments through 2034	$ 153	$ 187
Senior debt (rates fixed, averaging 7.9%) payable in periodic installments through 2095	4,927	4,591
Senior debt (floating rates, averaging 3.5%) due 2004	775	500
Bank term loans (floating rates, averaging 3.2%)	750	1,150
Bank revolving credit facility (floating rates, averaging 2.8%)	755	200
Subordinated debt	—	124
Total debt, average life of ten years (rates averaging 6.5%)	7,360	6,752
Less amounts due within one year	807	1,121
	$ 6,553	$ 5,631

Bank Revolving Credit Facility

HCA's revolving credit facility (the "Credit Facility") is a $1.75 billion agreement expiring April 2006. As of December 31, 2001, HCA had $755 million outstanding under the Credit Facility.

As of February 2002, interest is payable generally at either LIBOR plus 0.7% to 1.5% (depending on HCA's credit ratings), the prime lending rate or a competitive bid rate. The Credit Facility contains customary covenants which include (i) a limitation on debt levels, (ii) a limitation on sales of assets, mergers and changes of ownership and (iii) maintenance of minimum interest coverage ratios. HCA is currently in compliance with all such covenants.

Significant Financing Activities

2001

In January 2001, HCA issued $500 million of 7.875% notes due 2011. Proceeds from the notes were used to retire the outstanding balance under a $1.2 billion bank term loan agreement (the "2000 Term Loan").

In April 2001, HCA entered into a $2.5 billion credit agreement (the "2001 Credit Agreement") with several banks. The 2001 Credit Agreement consists of a $750 million term loan maturing in 2006 (the "2001 Term Loan") and the Credit Facility. Proceeds from the 2001 Term Loan were used to refinance prior bank loans.

In May 2001, HCA issued $500 million of 7.125% notes due 2006. Proceeds from the notes were used for general corporate purposes.

In April 2001, Moody's Investors Service upgraded HCA's senior debt rating from Ba2 to Ba1 and maintained a positive ratings outlook. In September 2001, Fitch IBCA changed its rating outlook on HCA from stable to positive. In February 2002, Standard & Poor's upgraded HCA's senior debt rating from BB+ to BBB-.

During 2001, HCA made open market purchases of its debt that resulted in an extraordinary charge of $17 million, net of income taxes of $11 million.

2000

In March 2000, HCA entered into the 2000 Term Loan with several banks. Proceeds from the 2000 Term Loan were used in the first quarter of 2000 to retire the outstanding balance under the $1.0 billion interim term loan agreement entered into in March 1999 and to reduce outstanding loans under a prior bank revolving credit facility (the "Prior Credit Facility").

In May 2000, an English subsidiary of the Company entered into a $168 million Term Facility Agreement ("English Term Loan") with a bank. The English Term Loan was used to purchase the ownership interest of the Company's 50/50 joint venture partner in England and to refinance existing indebtedness.

In August 2000, HCA issued $750 million of 8.75% notes due September 1, 2010. Proceeds from the notes were used to reduce outstanding loans under the Prior Credit Facility by $350 million, reduce the outstanding balance under the 2000 Term Loan by $200 million and to settle $200 million of forward purchase contracts.

In September 2000, HCA issued $500 million of floating rate notes due September 19, 2002. Proceeds from the notes were used to reduce the outstanding balance under the 2000 Term Loan.

In November 2000, HCA issued approximately $217 million of 8.75% notes due November 1, 2010. Proceeds from the notes were used to repay the outstanding balance under the English Term Loan and for general corporate purposes.

In December 2000, HCA filed a "shelf" registration statement and prospectus with the SEC relating to $1.5 billion in debt securities. At December 31, 2001, $1.0 billion of debt securities have been issued related to this shelf.

General Information

Maturities of long-term debt in years 2003 through 2006 (excluding borrowings under the Credit Facility) are $447 million, $500 million, $740 million and $714 million, respectively.

The estimated fair value of the Company's long-term debt was $7.5 billion and $6.6 billion at December 31, 2001 and 2000, respectively, compared to carrying amounts aggregating $7.4 billion and $6.8 billion, respectively. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long-term debt with the same maturities.

Fair Value Information

At December 31, 2001 and 2000, the fair values of cash and cash equivalents, receivables and accounts payable approximated carrying values because of the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on quoted market prices and the related carrying amounts are as follows (dollars in millions):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Investments	$ 1,453	$ 1,453	$ 1,371	$ 1,371
Interest rate swaps	6	6	—	—
Long-term debt	7,360	7,521	6,752	6,591

NOTE 12—CONTINGENCIES

Significant Legal Proceedings

Various lawsuits, claims and legal proceedings (see Note 2—Investigations and Settlement of Certain Government Claims for a description of the ongoing government investigations and other legal proceedings) have been and are expected to be instituted or asserted against HCA, including those relating to shareholder derivative and class action complaints; purported class action lawsuits filed by patients and payers alleging, in general, improper and fraudulent billing, coding, claims and overcharging, as well as other violations of law; certain *qui tam* or "whistleblower" actions alleging, in general, unlawful claims for reimbursement or unlawful payments to physicians for the referral of patients and other violations of law. While the amounts claimed may be substantial, the ultimate liability cannot be determined or reasonably estimated at this time due to the considerable uncertainties that exist. Therefore, it is possible that results of operations, financial position and liquidity in a particular period could be materially, adversely affected upon the resolution of certain of these contingencies.

General Liability Claims

HCA is subject to claims and suits arising in the ordinary course of business, including claims for personal injuries or wrongful restriction of, or interference with, physicians' staff privileges. In certain of these actions the claimants may seek punitive damages against HCA, which may not be covered by insurance. It is management's opinion that the ultimate resolution of these pending claims and legal proceedings will not have a material adverse effect on HCA's results of operations or financial position.

NOTE 13—CAPITAL STOCK AND STOCK REPURCHASES

Capital Stock

The terms and conditions associated with each class of HCA's common stock are substantially identical except for voting rights. All nonvoting common stockholders may convert their shares on a one-for-one basis into voting common stock, subject to certain limitations.

Stock Repurchase Programs

In October 2001, HCA announced an authorization to repurchase up to $250 million of its common stock. During the fourth quarter of 2001, HCA made open market purchases of 6.4 million shares for $250 million, completing the repurchase authorization.

During 2001, HCA entered into an agreement with a financial institution that resulted in the financial institution investing $400 million (at December 31, 2001) to capitalize an entity that would acquire HCA common stock. This consolidated affiliate acquired 16.8 million shares of HCA common stock in connection with HCA's settlement of certain forward purchase contracts. The financial institution's investment in the consolidated affiliate is scheduled for repayment on April 30, 2003 and is reflected in HCA's balance sheet as "Company-obligated mandatorily redeemable securities of affiliate holding solely Company securities." The quarterly return on their investment, based upon a LIBOR plus 125 basis points return rate during 2001, is recorded as minority interest expense.

In March 2000, HCA announced that its Board of Directors authorized the repurchase of up to $1 billion of common stock. Through September 30, 2001, certain financial organizations had purchased 31.3 million shares of HCA's common stock for $977 million utilizing forward purchase contracts. During 2000, HCA settled forward purchase contracts associated with the March 2000 authorization representing 11.7 million shares at a cost of $300 million. During 2001, HCA settled the remaining forward purchase contracts representing 19.6 million shares at a cost of $677 million, purchased 1.1 million shares through open market purchases at a cost of $40 million and received $17 million in premiums from the sale of put options.

In November 1999, HCA announced that its Board of Directors authorized the repurchase of up to $1 billion of its common stock. During 2000, HCA settled forward purchase contracts associated with its November 1999 authorization representing 18.7 million shares at a cost of $539 million. During 2001, HCA settled the remaining forward purchase contracts associated with its November 1999 authorization, representing 15.7 million shares at a cost of $461 million.

In 1999, HCA expended $1.9 billion to complete the repurchase of 81.9 million of its shares through open market purchases and the settlement of accelerated and forward purchase contracts.

At the November 2000 meeting of the Emerging Issues Task Force ("EITF"), the SEC provided guidance that in situations where public companies have outstanding equity derivative contracts that are not compliant with the EITF guidance in Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", they are required to reclassify the maximum amount of the potential cash obligation (the forward price in a forward stock purchase contract or the strike price for a written put option) to temporary equity. Pursuant to this guidance, HCA reclassified $769 million from common equity to temporary equity at December 31, 2000.

During 2001 and 2000, the settled share repurchase transactions reduced stockholders' equity by $738 million and $874 million, respectively.

In connection with its share repurchase programs, HCA entered into a Letter of Credit Agreement with the United States Department of Justice in 1999. As part of the agreement, HCA provided the government with letters of credit totaling $1 billion. As provided under the Civil Agreement with the government, as discussed in Note 2—Investigations and Settlement of Certain Government Claims, the letters of credit were reduced from $1 billion to $250 million upon payment of the civil settlement.

NOTE 14—STOCK BENEFIT PLANS

In May 2000, the stockholders of HCA approved the Columbia/HCA Healthcare Corporation 2000 Equity Incentive Plan (the "2000 Plan"). This plan replaces the Amended and Restated Columbia/HCA Healthcare Corporation 1992 Stock and Incentive Plan (the "1992 Plan"). The 2000 Plan is the primary plan under which options to purchase common stock and restricted stock may be granted to officers, employees and directors. The number of options or shares authorized under the 2000 Plan is 50,500,000 (which includes 500,000 shares authorized under the 1992 Plan). In addition, options previously granted under the 1992 Plan that are cancelled become available for subsequent grants. Options are exercisable in whole or in part beginning one to five years after the grant and ending ten years after the grant.

Options to purchase common stock have been granted to officers, employees and directors under various predecessor plans. Generally, options have been granted with exercise prices no less than the market price on the date of grant. Exercise provisions vary, but most options are exercisable in whole or in part beginning two to four years after the grant date and ending four to fifteen years after the grant date.

On May 11, 1999, HCA completed the spin-offs of LifePoint and Triad. Accordingly, adjustments were made to the HCA stock options outstanding. Nonvested HCA stock options held by individuals who became employees of LifePoint or Triad were cancelled and those employees were granted options by LifePoint or Triad. The number of HCA options was increased, HCA exercise prices were decreased and/or new options were granted by LifePoint and Triad to preserve the intrinsic value that existed just prior to the spin-offs for the holders of nonvested options by those HCA employees who remained HCA employees and for all holders of vested HCA stock options.

Information regarding these option plans for 2001, 2000 and 1999 is summarized in the following tables (share amounts in thousands):

	Stock Options	Option Price Per Share			Weighted Average Exercise Price
Balances, December 31, 1998	40,659	$ 0.14	to	$ 41.13	$27.92
Granted	18,847	17.12	to	25.75	17.29
Adjustment due to spin-offs	406	0.38	to	41.13	27.19
Exercised	(726)	0.14	to	26.62	14.17
Cancelled	(7,279)	0.14	to	37.92	29.27
Balances, December 31, 1999	51,907	0.14	to	41.13	24.05
Granted	7,609	18.25	to	39.25	20.81
Exercised	(6,650)	0.38	to	37.92	22.59
Cancelled	(1,633)	0.14	to	37.92	28.71
Balances, December 31, 2000	51,233	0.14	to	41.13	23.58
Granted	8,384	27.56	to	46.36	36.34
Exercised	(7,631)	0.14	to	37.92	23.29
Cancelled	(1,755)	17.12	to	40.23	25.18
Balances, December 31, 2001	50,231	$ 0.14	to	46.36	$25.70

	2001	2000	1999
Weighted average fair value for options granted during the year	$ 15.93	$ 9.33	$ 8.01
Options exercisable	24,757	21,829	18,304
Options available for grant	44,024	51,378	8,478

The following table summarizes information regarding the options outstanding at December 31, 2001 (share amounts in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 7.35	2	Less than 1 year	$ 7.35	2	$ 7.35
18.07	4	Less than 1 year	18.07	4	18.07
35.30	5	Less than 1 year	35.30	5	35.30
10.63 to 13.24	418	1 year	11.54	418	11.54
23.85	5	1 year	23.85	5	23.85
11.47 to 17.11	158	1 year	13.25	158	13.25
0.38	249	2 years	0.38	249	0.38
21.16 to 25.21	1,081	2 years	24.19	1,081	24.19
25.21 to 30.90	1,769	3 years	26.14	1,769	26.14
29.22 to 36.05	3,879	4 years	34.30	3,879	34.30
41.13	3	5 years	41.13	2	41.13
26.74 to 37.92	11,565	6 years	30.31	8,611	30.19
21.16 to 30.93	3,223	6 years	24.77	1,249	24.68
32.27	114	6 years	32.27	84	32.27
17.12 to 24.49	13,106	7 years	17.22	5,720	17.29
20.00 to 29.94	6,009	8 years	20.79	912	20.60
31.63 to 39.25	24	9 years	34.48	2	39.25
27.56 to 39.20	7,533	9 years	35.75	32	37.64
43.00 to 46.36	507	10 years	45.57	—	—
38.54	2	10 years	38.54	—	—
0.14	83	12 years	0.14	83	0.14
0.14	357	14 years	0.14	357	0.14
0.38	86	15 years	0.38	86	0.38
0.38	49	17 years	0.38	49	0.38
	50,231			24,757	

HCA's amended and restated Employee Stock Purchase Plan ("ESPP") provides an opportunity to purchase shares of its common stock at a discount (through payroll deductions over six month periods) to substantially all employees. HCA stockholders on May 24, 2001 approved increasing the number of shares that may be issued pursuant to the ESPP by 10,000,000 shares. At December 31, 2001, 11,627,800 shares of common stock were reserved for HCA's employee stock purchase plan.

HCA applies the provisions of APB 25 in accounting for its stock options and stock purchase plans, and accordingly, compensation cost is not recognized in the consolidated income statements. As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), HCA has determined the pro forma net income and earnings per share as if compensation cost for HCA's employee stock option and stock purchase plans had been determined based upon their fair values at the grant dates.

These pro forma amounts are as follows (dollars in millions, except per share amounts):

	2001	2000	1999
Net income:			
As reported	$ 886	$ 219	$ 657
Pro forma	837	164	609
Basic earnings per share:			
As reported	$ 1.69	$ 0.39	$ 1.12
Pro forma	1.60	0.30	1.04
Diluted earnings per share:			
As reported	$ 1.65	$ 0.39	$ 1.11
Pro forma	1.56	0.29	1.03

For SFAS 123 purposes, the weighted average fair values of HCA's stock options granted in 2001, 2000 and 1999 were $15.93, $9.33 and $8.01 per share, respectively. The fair values were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2001	2000	1999
Risk-free interest rate	4.62%	4.90%	6.53%
Expected volatility	38%	39%	38%
Expected life, in years	6	6	6
Expected dividend yield	.20%	.25%	.35%

The pro forma compensation cost related to the shares of common stock issued under the ESPP was $6 million, $14 million and $9 million for the years 2001, 2000 and 1999, respectively. These pro forma costs were estimated based on the difference between the price paid and the fair market value of the stock on the last day of each subscription period.

Under the 1992 Plan, the 2000 Plan and the Management Stock Purchase Plan, HCA has made grants of restricted shares or units of HCA's common stock to provide incentive compensation to key employees. Under the performance equity plan, grants are made annually and are earned based on the achievement of specified performance goals. These shares have a two-year vesting period with half the shares vesting at the end of the first year and the remainder vesting at the end of the second year. The Management Stock Purchase Plan allows key employees to defer an elected percentage (not to exceed 25%) of their base salaries through the purchase of restricted stock at a 25% discount from the average market price. Purchases of restricted shares are made twice a year and the shares vest after three years.

At December 31, 2001, 1,822,600 shares were subject to restrictions, which lapse between 2002 and 2004. During 2001, 2000 and 1999 grants and purchases of 969,500, 1,490,700 and 1,137,100 shares, respectively, were made at a weighted-average grant or purchase date fair value of $36.80, $21.05 and $17.88 per share, respectively.

NOTE 15—EMPLOYEE BENEFIT PLANS

HCA maintains noncontributory, defined contribution retirement plans covering substantially all employees. Benefits are determined as a percentage of a participant's salary and are vested over specified periods of employee service. Retirement plan expense was $128 million for 2001, $121 million for 2000 and $151 million for 1999. Amounts approximately equal to retirement plan expense are funded annually.

HCA maintains various contributory benefit plans that are available to employees who meet certain minimum requirements. Certain of the plans require that HCA match certain percentages of participants' contributions up to certain maximum levels (generally 50% of the first 3% of compensation deferred by participants in 2001 and 25% of the first 3% of compensation deferred by participants in 2000 and 1999). The cost of these plans totaled $41 million for 2001 and $17 million for 2000 and 1999. HCA's contributions are funded periodically during each year.

NOTE 16—SEGMENT AND GEOGRAPHIC INFORMATION

HCA operates in one line of business, which is operating hospitals and related health care entities. During the years ended December 31, 2001, 2000 and 1999, approximately 28%, 28% and 29%, respectively, of HCA's revenues related to patients participating in the Medicare program.

HCA's operations are structured in two geographically organized groups: the Eastern Group includes 94 consolidating hospitals located in the Eastern United States and the Western Group includes 76 consolidating hospitals located in the Western United States. These two groups represent HCA's core operations and are typically located in urban areas that are characterized by highly integrated facility networks. An additional group, the National Group, included hospitals that are located in the United States, but are not located in the Company's core markets. All of the hospitals that were included in the National Group had been sold as of December 31, 2001. HCA also operates 8 consolidating hospitals in England and Switzerland.

HCA's senior management reviews geographic distributions of HCA's revenues, EBITDA, depreciation and amortization and assets. EBITDA is defined as income before depreciation and amortization, interest expense, settlement with Federal government, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs, minority interests, income taxes and extraordinary charge. HCA uses EBITDA as an analytical indicator for purposes of allocating resources to geographic areas and assessing their performance. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under generally accepted accounting principles, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies. The geographic distributions, restated for the restructuring of operations transactions (the transfers of certain facilities to the National Group), of HCA's revenues, equity in earnings of affiliates, EBITDA, depreciation and amortization and assets are summarized in the following table (dollars in millions):

	For the Years Ended December 31,		
	2001	2000	1999
Revenues:			
Eastern Group	$ 8,823	$ 8,066	$ 7,625
Western Group	8,381	7,550	7,012
Corporate and other(a)	550	511	303
National Group	199	543	1,051
Spin-offs	—	—	666
	$ 17,953	$ 16,670	$ 16,657
Equity in earnings of affiliates:			
Eastern Group	$ (16)	$ (16)	$ (27)
Western Group	(153)	(101)	(50)
Corporate and other(a)	11	(17)	(27)
National Group	—	8	14
Spin-offs	—	—	—
	$ (158)	$ (126)	$ (90)
EBITDA:			
Eastern Group	$ 1,938	$ 1,796	$ 1,708
Western Group	1,705	1,403	1,173
Corporate and other(a)	(206)	(36)	(67)
National Group	(16)	14	(9)
Spin-offs	—	—	83
	$ 3,421	$ 3,177	$ 2,888

	For the Years Ended December 31,		
	2001	2000	1999
Depreciation and amortization:			
Eastern Group	$ 453	$ 444	$ 448
Western Group	439	431	435
Corporate and other(a)	140	125	95
National Group	16	33	69
Spin-offs	—	—	47
	$ 1,048	$ 1,033	$ 1,094

	As of December 31,	
	2001	2000
Assets:		
Eastern Group	$ 6,675	$ 6,464
Western Group	6,755	6,482
Corporate and other(a)	4,199	4,294
National Group	101	328
Spin-offs	—	—
	$ 17,730	$ 17,568

(a) Includes HCA's 8 consolidating hospitals located in England and Switzerland.

NOTE 17—OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are as follows (dollars in millions):

	Unrealized Gains on Available-for-Sale Securities	Currency Translation Adjustments	Total
Balance at December 31, 1998	$ 77	$ 3	$ 80
Unrealized gains on available-for-sale securities, net of $9 of taxes	17	—	17
Gains reclassified into earnings from other comprehensive income, net of $20 of taxes	(35)	—	(35)
Currency translation adjustment, net of $4 of tax benefit	—	(9)	(9)
Balance at December 31, 1999	59	(6)	53
Unrealized gains on available-for-sale securities, net of $41 of taxes	73	—	73
Gains reclassified into earnings from other comprehensive income, net of $44 of taxes	(79)	—	(79)
Currency translation adjustment, net of $5 of taxes	—	5	5
Balance at December 31, 2000	53	(1)	52
Unrealized gains on available-for-sale securities, net of $4 of taxes	6	—	6
Gains reclassified into earnings from other comprehensive income, net of $23 of taxes	(40)	—	(40)
Balance at December 31, 2001	$ 19	$ (1)	$ 18

NOTE 18—ACCRUED EXPENSES AND ALLOWANCES FOR DOUBTFUL ACCOUNTS

A summary of other accrued expenses at December 31 follows (in millions):

	2001	2000
Employee benefit plans	$ 160	$ 166
Workers compensation	39	94
Taxes other than income	151	163
Professional liability risks	318	356
Interest	84	114
Other	234	242
	$ 986	$ 1,135

A summary of activity in HCA's allowance for doubtful accounts follows (in millions):

	Balance at Beginning of Year	Provision for Doubtful Accounts	Accounts Written off, Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:				
Year-ended December 31, 1999	$ 1,645	$ 1,269	$ (1,347)	$ 1,567
Year-ended December 31, 2000	1,567	1,255	(1,239)	1,583
Year-ended December 31, 2001	1,583	1,376	(1,147)	1,812

NOTE 19—SUBSEQUENT EVENT— UNDERSTANDING REGARDING CLAIMS FOR MEDICARE REIMBURSEMENT

On March 28, 2002, HCA announced that it had reached an understanding with the Centers for Medicare and Medicaid Services ("CMS") to resolve all Medicare cost report, home office cost statement and appeal issues between HCA and CMS. The understanding provides that HCA would pay CMS $250 million with respect to these matters. The understanding was reached as a means to resolve all outstanding appeals and more than 2,600 HCA cost reports for cost report periods from 1993 through periods ended on or before July 31, 2001, many of which CMS has yet to audit. The understanding with CMS is subject to approval by the U.S. Department of Justice, which has not yet been obtained, and execution of a definitive written agreement.

The understanding with CMS does not include resolution of the outstanding civil issues with the U.S. Department of Justice and relators with respect to cost reports and physician relations. See Note 2 – Investigations and Settlement of Certain Government Claims.

The understanding with CMS resulted in HCA recording a pretax charge of $260 million ($165 million after tax), or $0.32 per basic and $0.30 per diluted share, consisting of the accrual of $250 million for the settlement payment and the write-off of $10 million of net Medicare cost report receivables. This charge has been recorded in the consolidated income statement for the year ended December 31, 2001.

HCA Quarterly Consolidated Financial Information (Unaudited)

(Dollars in millions, except per share amounts)

	2001			
	First	Second	Third	Fourth
Revenues	$ 4,501	$ 4,476	$ 4,438	$ 4,538
Income before extraordinary charge	$ 326 (a)	$ 263	$ 256 (b)	$ 58 (c)
Net income	$ 326 (a)	$ 263	$ 256 (b)	$ 41 (d)
Basic earnings per share:				
Income before extraordinary charge	$ 0.60	$ 0.49	$ 0.50	$ 0.11
Net income	$ 0.60	$ 0.49	$ 0.50	$ 0.08
Diluted earnings per share:				
Income before extraordinary charge	$ 0.59	$ 0.48	$ 0.48	$ 0.11
Net income	$ 0.59	$ 0.48	$ 0.48	$ 0.08
Cash dividends	$ 0.02	$ 0.02	$ 0.02	$ 0.02
Market prices(h):				
High	$ 44.16	$ 45.22	$ 47.28	$ 46.90
Low	33.93	35.60	41.20	36.44

	2000			
	First	Second	Third	Fourth
Revenues	$ 4,271	$ 4,133	$ 4,093	$ 4,173
Net income (loss)	$ 296	$ (272) (e)	$ 174 (f)	$ 21 (g)
Basic earnings (loss) per share	$ 0.53	$ (0.49)	$ 0.31	$ 0.04
Diluted earnings (loss) per share	$ 0.52	$ (0.49)	$ 0.31	$ 0.04
Cash dividends	$ 0.02	$ 0.02	$ 0.02	$ 0.02
Market prices(h):				
High	$ 32.44	$ 32.44	$ 39.06	$ 45.25
Low	18.75	23.69	29.75	37.25

(a) First quarter results include $4 million ($0.01 per basic and diluted share) of gains on sales of facilities (See NOTE 3 of the notes to consolidated financial statements).

(b) Third quarter results include $68 million ($0.13 per basic and diluted share) of gains on sales of facilities and $10 million ($0.02 per basic and diluted share) of charges related to the impairment of long-lived assets (See NOTES 3 and 4 of the notes to consolidated financial statements).

(c) Fourth quarter results include $4 million ($0.01 per basic and diluted share) of gains on sales of facilities and $165 million ($0.32 per basic share and $0.31 per diluted share) related to the settlement with the Federal government. (See NOTES 3 and 19 of the notes to consolidated financial statements).

(d) Fourth quarter results include $4 million ($0.01 per basic and diluted share) of gains on sales of facilities, and $165 million ($0.32 per basic share and $0.31 per diluted share) related to the settlement with the Federal government and $17 million ($0.03 per basic and diluted share) of an extraordinary charge related to the extinguishment of debt. (See NOTES 3, 11 and 19 of the notes to consolidated financial statements).

(e) Second quarter results include $498 million ($0.90 per basic and diluted share) charge related to the settlement with the Federal government and $9 million ($0.02 per basic and diluted share) of gains on sales of facilities (see NOTES 2 and 3 of the notes to consolidated financial statements).

(f) Third quarter results include $9 million ($0.02 per basic and diluted share) of gains on sales of facilities and $12 million ($0.02 per basic and diluted share) of charges related to the impairment of long-lived assets (see NOTES 3 and 4 of the notes to consolidated financial statements).

(g) Fourth quarter results include $68 million ($0.12 per basic and diluted share) of charges related to the impairment of long-lived assets, $2 million of losses on sales of assets, and $95 million ($0.17 per basic and diluted share) related to the settlement with the Federal government (see NOTES 2, 3 and 4 of the notes to consolidated financial statements).

(h) Represents high and low sales prices of the Company's common stock which is traded on the New York Stock Exchange (ticker symbol HCA).

To Our Stockholders:

Management is responsible for preparing the Company's consolidated financial statements and related information that appears in this annual report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and reasonably present the Company's financial condition, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. The Company's consolidated financial statements include amounts that are based on estimates and judgments, which management believes are reasonable under the circumstances.

The Company maintains a system of internal accounting policies, procedures, and controls intended to provide reasonable assurance, at appropriate cost, that transactions are executed in accordance with Company authorization and are properly recorded and reported in the consolidated financial statements, and that assets are adequately safeguarded.

Ernst & Young LLP audits the Company's consolidated financial statements in accordance with generally accepted auditing standards and provides an objective, independent review of the Company's internal controls and the fairness of its reported financial condition, results of operations and cash flows.

The HCA Board of Directors has an Audit Committee composed of nonmanagement Directors all of whom are "independent" within the meaning of the New York Stock Exchange's rules. The Committee meets with financial management, internal auditors and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters.



R. Milton Johnson
Senior Vice President and Controller

To the Board of Directors and Stockholders
HCA Inc.:

We have audited the accompanying consolidated balance sheets of HCA Inc. as of December 31, 2001 and 2000 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCA Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP



Nashville, Tennessee
February 5, 2002, except for Note 19,
as to which the date is March 28, 2002



HCA Senior Officers

Jack O. Bovender, Jr.
Chairman and Chief Executive Officer

Richard M. Bracken
President and Chief Operating Officer

David G. Anderson
Senior Vice President –
Finance and Treasurer

Victor L. Campbell
Senior Vice President

Rosalyn S. Elton
Senior Vice President –
Operations Finance

James A. Fitzgerald, Jr.
Senior Vice President –
Contracts and Operations Support

V. Carl George
Senior Vice President –
Development

Jay Grinney
President –
Eastern Group

Samuel N. Hazen
President –
Western Group

Frank M. Houser, M.D.
Senior Vice President –
Quality and Medical Director

R. Milton Johnson
Senior Vice President and Controller

Patricia T. Lindler
Senior Vice President –
Government Programs

A. Bruce Moore, Jr.
Senior Vice President –
Operations Administration

Philip R. Patton
Senior Vice President –
Human Resources

Gregory S. Roth
President –
Ambulatory Surgery Group

William B. Rutherford
Chief Financial Officer –
Eastern Group

Richard J. Shallcross
Chief Financial Officer –
Western Group

Joseph N. Steakley
Senior Vice President –
Internal Audit & Consulting Services

Beverly B. Wallace
Senior Vice President –
Revenue Cycle Operations
Management

Robert A. Waterman
Senior Vice President and
General Counsel

Noel Brown Williams
Senior Vice President and
Chief Information Officer

Alan R. Yuspeh
Senior Vice President –
Ethics, Compliance and
Corporate Responsibility

HCA Board of Directors

Jack O. Bovender, Jr.
Chairman and
Chief Executive Officer, HCA

Magdalena H. Averhoff, M.D.
Practicing Physician

J. Michael Cook
Retired Chairman and
Chief Executive Officer,
Deloitte & Touche LLP

Martin Feldstein
Professor of Economics,
Harvard University
President and CEO, National Bureau of
Economic Research

Thomas F. Frist, Jr. M.D.
Chairman Emeritus, HCA

Frederick W. Gluck
Senior Counselor,
McKinsey & Company, Inc.
Retired Vice Chairman,
Bechtel Group, Inc.
Retired Managing Director,
McKinsey & Company

Glenda A. Hatchett
Host of Syndicated Television Court
Show, "Judge Hatchett"
Retired Chief Judge,
Fulton County Juvenile Court

T. Michael Long
Partner, Brown Brothers Harriman &
Company

John H. McArthur
Retired Dean, Harvard University
Graduate School of Business
Administration

Thomas S. Murphy
Retired Chairman and
Chief Executive Officer,
Capital Cities/ABC, Inc.

Kent C. Nelson
Retired Chairman and
Chief Executive Officer,
United Parcel Service

Carl E. Reichardt
Vice Chairman of
Ford Motor Company
Retired Chairman and
Chief Executive Officer,
Wells Fargo & Company

Frank S. Royal, M.D.
Practicing Physician

Harold T. Shapiro
President Emeritus, Princeton University

STOCK INFORMATION AND DIVIDENDS

The Company's common stock is traded on the New York Stock Exchange (symbol "HCA"). At the close of business on April 1, 2002, there were approximately 15,600 holders of record of the Company's common stock and one holder of the Company's nonvoting common stock.

The Company currently pays a regular quarterly dividend of $0.02 per share of Company common stock. While it is the present intention of the Company's Board of Directors to continue paying a quarterly dividend of $0.02 per share, the declaration and payment of future dividends by the Company will depend upon many factors, including the Company's earnings, financial condition, business needs, capital and surplus and regulatory considerations.

STOCKHOLDER INFORMATION

Investor Relations Department
HCA
One Park Plaza
Nashville, Tennessee 37203
(615) 344-9551

ANNUAL MEETING

The Annual Meeting of Stockholders of HCA will be held on May 23, 2002 at 1:30 p.m. Central Daylight Time, at the HCA Corporate Office, located at One Park Plaza, Nashville, Tennessee.

STOCKHOLDER SERVICES

Questions concerning stock certificates and dividends should be addressed to HCA's transfer agent, National City Bank, Shareholder Services Group, P.O. Box 92301, Cleveland, OH 44193-0900; or call (800) 622-7809 or (216) 476-8663; or send an e-mail message to *shareholder.inquiries@NationalCity.com.*

ADDITIONAL INVESTOR INFORMATION

Questions and requests for additional information from stockholders, security analysts, brokers and other investors should be addressed to the Investor Relations Department at the Corporate Office. Investor information may also be obtained by visiting the HCA website at *www.hcahealthcare.com.*

EARNINGS WEBCAST

HCA invites its stockholders to participate in the Company's quarterly earnings webcast. Information concerning date, time and internet address may be obtained by logging onto the Investor Relations page at *www.hcahealthcare.com.*

INVESTOR CONTACT

W. Mark Kimbrough
Vice President, Investor Relations
(615) 344-1199
(615) 344-2266 (FAX)

FORM 10-K

A copy of HCA's 2001 Annual Report on Form 10-K filed with the Securities and Exchange Commission can be obtained free of charge from the Investor Relations Department at the Corporate Office.

Skyline Medical Center Photograph on page 1: Gary Knight and Associates, Inc.

Thomas F. Frist, Jr., M.D.
Chairman Emeritus

In 1968, two generations of doctors in Nashville, Tennessee were seeking a better way to take care of patients. Dr. Thomas Frist, Sr., his son, Dr. Thomas Frist, Jr., and their good friend, businessman Jack C. Massey, looked at how healthcare was being delivered in America and knew it could be improved. Their goal was to provide kind, compassionate care, in a warm and loving environment, in a manner that was both convenient and more affordable for both the patient and the community.

As we know, their efforts led to the establishment of Hospital Corporation of America. In the thirty years that followed, the Drs. Frist, and Mr. Massey labored to develop a network of top-flight facilities, staffed by the finest medical teams with access to the latest technology, all with an eye on what mattered most: the patient.

Though we lost Mr. Massey in February 1990 and Dr. Frist, Sr., in January of 1998, Dr. Frist Sr.'s eldest son and namesake has carried on the Frist legacy at HCA with grace, kindness and his father's characteristic humor. Thanks to their hard work, quality healthcare focused on the needs of the individual has become the national standard for HCA facilities. Although Dr. Frist, Jr. stepped down as Chairman and CEO of HCA this past year, his leadership and interest continue through his role as a member of the Company's Board of Directors.

It is for his many years of leadership and dedication to HCA, and the establishment of a culture centered on compassion and dedication to the patient, that we recognize Thomas F. Frist, Jr., M.D..





HCA
One Park Plaza
Nashville, Tennessee 37203